Exhibit 99.1

Nexa Reports Fourth Quarter and Full Year 2020 Results including Adjusted EBITDA of US$403 Million

Luxembourg, February 11, 2021 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three and twelve months ended December 31, 2020. This Earnings Release should be read in conjunction with the audited consolidated financial statements of Nexa and the notes thereto for the financial year ended December 31, 2020 (the “2020 Consolidated Financial Statements”). This document contains forward-looking statements.

CEO Message – Tito Martins

“Nexa delivered solid and sustainable operational results, overcoming the challenges and restrictions imposed by the COVID-19 global outbreak.

We believe that the Nexa Way program, which aims to structurally improve our business model and transform our culture, has assisted us in adeptly navigating this unprecedented scenario. We would not have been able to achieve these results without our team and their enthusiasm to transform.

Following the end of government-mandated temporary suspension of our Peruvian mines and limited smelters production, we safely resumed our activities during the second semester and we are currently running at normal levels. In Brazil, we operated our mines at higher throughput that allowed Nexa to partially compensate the Peruvian reduced volumes.

Our main development project, Aripuanã, is progressing according to the updated project schedule and we are on track to begin production in early 2022.

Moving forward, we remain committed to our capital allocation discipline. With a unique portfolio of projects, we continue to build a path to grow steadily in zinc and copper in the Americas in the long-term.

In addition, we have strengthened our inclusion and plurality program and we are establishing some metrics to enhance the disclosures of our social and environmental programs.

Our balance sheet remains solid and we have proactively adopted measures to continue to strengthen our business and protect our people, contractors and host communities. We are confident that we will be able to continue to create value for all our stakeholders by maximizing the returns of our operations and growth projects, building the mining of the future.”

4Q20 Highlights | Operational and Financial

▪	Consolidated net revenue reached US$635 million in the fourth quarter compared with US$586 million a year ago mainly driven by higher zinc and copper prices.

▪	Zinc production of 92kt in the quarter was 11% higher than in 4Q19, primarily driven by higher production in Cerro Lindo due to better zinc head grade and in Vazante, which was negatively impacted in 4Q19 by the temporary reduction in processing capacity in response to the trunnion repair. Compared to 3Q20, zinc production increased by 12%.

▪	In 4Q20, metal sales were 162kt, relatively flat year-over-year and 2% higher from 3Q20, mainly driven by the continued demand recovery in our home markets.

▪	Adjusted EBITDA was US$167 million in 4Q20 compared with US$65 million in 4Q19 and US$152 million in 3Q20.

▪	Mining cash cost[1] in 4Q20 was US$0.33/lb compared with US$0.41/lb in 4Q19 mainly driven by higher by-products credits and lower operating costs. Compared to 3Q20, mining cash cost decreased by 1%.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

Earnings Release – 4Q20 and 2020

▪	In 4Q20, smelting cash cost[1] was US$0.92/lb compared with US$0.89/lb in 4Q19 mainly driven by higher operating costs and LME prices, partially offset by higher TCs and the Brazilian real depreciation. Compared to 3Q20, smelting cash cost increased by 13%.

▪	Incremental costs related to COVID-19 amounted to US$5.6 million in 4Q20, which were partially offset by other costs savings.

▪	Nexa also recognized a non-cash US$10 million pre-tax impairment loss in 4Q20 primarily related to the suspension of Ambrosia pit (Morro Agudo mine), which was reaching the end of its life of mine.

▪	Net income in 4Q20 totaled US$53 million or US$0.38 earnings per share, including the impairment loss effect.

2020 Highlights

▪	In 2020, consolidated net revenue totaled US$1,951 million compared to US$2,333 million a year ago explained by lower average metal prices and lower volumes.

▪	Zinc production in 2020 was 313kt, down 13% from 2019 mainly driven by the decrease in processed ore volumes in our Peruvian mines, which were affected by the government-mandated temporary[2] shutdown in response to the COVID-19 outbreak.

▪	Metal sales volume of 585kt in 2020 was 6% lower versus 2019 driven by the decrease in production in the Cajamarquilla and Juiz de Fora smelters, which were partially offset by Três Marias’ solid performance.

▪	Adjusted EBITDA in 2020 was US$403 million compared with US$349 million in 2019, positively affected by the decrease in costs and exploration and project evaluation expenses, and the depreciation of the Brazilian real against the U.S. dollar.

▪	Net debt to Adjusted EBITDA for the last twelve months stood at 2.29x compared to 3.23x at the end of September, reflecting the improvement in the results of our operations and cash generation.

▪	In response to the COVID-19 outbreak, we proactively managed our liquidity position by assuming additional debt during 1H20. We added about US$300 million to our cash balance through export credit notes in March and April. In June, we issued a 7-year bond of US$500 million and the net proceeds were fully used to refinance certain existing financial indebtedness.

▪	Liquidity remains strong. Total cash amounted to US$1,121 million at December 31, 2020 and our current available liquidity is US$1,421 million, including the revolving credit facility.

Corporate highlights

▪	Nexa declared in February 2020 and paid in March 2020 a cash dividend to shareholders of approximately US$50 million.

▪	We continue to focus on maximizing the efficacy of our governance practices, and the mandate of the sustainability committee of our Board of Directors (the “Board”) was updated to broaden capital projects oversight. The committee assists and advises the Company’s Board in supporting safe and sustainable business practices in the conduct of the Company’s activities, as well as in reviewing technical, economic and social matters with respect to the Company's projects.

▪	In 2020, Mr. Gianfranco Castagnola was elected as the newest member of Nexa’s Board and Mr. Jaime Ardila was appointed as the new Chairman of the Board.

▪	The extraordinary general meeting of the Company’s shareholders approved the cancellation of the 881,902 common shares held in treasury, repurchased under the Nexa repurchase program concluded in November 2019.

2 After mining production was suspended on March 18, 2020 Cerro Lindo and El Porvenir restarted operations on May 11, 2020. Atacocha San Gerardo open pit mine resumed production on June 8, 2020 while the Atacocha higher-cost underground mine remains suspended.

Earnings Release – 4Q20 and 2020

▪	On February 11, 2021, Nexa’s Board approved a cash dividend distribution to Nexa’s shareholders of US$0.264273 per common share or approximately US$35 million to be paid on March 26, 2021.

Operational efficiency initiatives program | Nexa Way

▪	The Nexa Way program generated an estimated annualized positive impact to EBITDA of US$98 million in 2020, based on the initiatives implemented in 2019. We continue to target an improvement of at least US$120 million in annualized EBITDA from initiatives by the end of 2021.

▪	In light of COVID-19, new Nexa Way initiatives have emerged and during 2H20 some of these initiatives have been implemented at a cost included in our selling, general and administrative expenses (“SG&A”) of US$12 million

▪	We expect additional initiatives to be implemented in 1H21 at an estimated cost of US$3 to 13 million, temporarily increasing SG&A. The new initiatives should generate a potential additional EBITDA contribution of approximately US$60 million by the end of 2021.

▪	Our ability to achieve this target through 2021 depends on future metal prices, production and demand recovery, among other factors.

Guidance

▪	Mining production guidance for 2020 was achieved. We produced 313kt of zinc in concentrate, 28kt of copper in concentrate and 38kt of lead in concentrate in the year. Silver production exceeded guidance totaling 6,826koz.

▪	Metal sales of 585kt exceeded 2020 guidance.

▪	Mining cash cost[3] of US$0.39/lb in 2020 was 14% lower than 2020 guidance, positively affected by higher by-product credits and cost reduction initiatives from the Nexa Way program.

▪	Smelting cash cost[2] of US$0.81/lb in 2020 was 4% above 2020 guidance mainly driven by higher zinc prices (2020 zinc price estimates of US$0.99/lb versus 2020 actual LME average zinc price of US$1.16/lb).

▪	In 2020, CAPEX before tax credits amounted to US$354 million compared with US$350 million guidance. We have accrued tax credits of US$18 million with respect to our ongoing projects. Consequently, CAPEX totaled US$336 million in 2020. We also continued to invest in our future with an additional US$38 million of exploration and US$15 million project evaluation investments in our greenfield and brownfield projects.

▪	On January 19, 2021 Nexa published its three-year period 2021-2023 operational guidance. The Company also provided cash cost, capital expenditures and other operating expenses guidance for 2021. Refer to our “Nexa | Guidance 2021-2023” section for further details.

Projects

▪	In response to our commitment to capital discipline to navigate this uncertain scenario, Nexa has maintained its revised project portfolio and timeline, subject to additional COVID-19 related-measures.

▪	The Vazante mine-deepening brownfield project progressed as planned and the investment amounted to US$13 million in 2020. In 2021, we plan to complete the excavation of phase 2 of the EB-140. The EB-140 is the main stage of the mine deepening project and its final assembly is estimated to be concluded by 2022.

▪	Exploration activities at the Bonsucesso project were resumed as planned. Engineering studies (FEL3) are resuming in 1Q21. Bonsucesso is expected to extend the life of mine of Morro Agudo and to use the existing infrastructure and mine facilities of the complex, reinforcing the integration of our mines and smelters in Brazil.

3 Our cash cost net of by-products credits is measured with respect to zinc sold.

Earnings Release – 4Q20 and 2020

▪	Magistral engineering studies (FEL3) continue to progress. In 2021, we expect to advance further detailed engineering and optimization opportunities to mitigate the risk of project execution, before consideration of project approval.

▪	Exploration activities at the Hilarión project restarted and in 4Q20 we executed 4,603 meters of exploratory drilling.

▪	The pre-feasibility studies at Shalipayco and Pukaqaqa remain on hold. Exploration activities at Florida Canyon are also on hold.

▪	The Jarosite conversion project for Cajamarquilla should be reassessed in 2021.

Aripuanã

▪	Construction works continue to advance and 70% of physical progress was achieved by the end of 4Q20. We are on track to conclude mechanical completion in 4Q21 and to start production in early 2022.

▪	In 2020, we invested US$187 million, with cumulative incurred CAPEX of US$312 million since the beginning of the construction. Estimated CAPEX for 2021 is US$232 million.

▪	The pre-operational equipment is mobilized and stopes are under development phase for Arex and Link mines. Mining activities are starting in February. We have 186 employees from mine operations actively working on mine development.

▪	The qualification program for future mining operators has continued to progress and the second class with 104 students will graduate in March 2021.

▪	Refer to our “Aripuanã project” section for further details.

Earnings Release – 4Q20 and 2020

Selected indicators

US$ million (except indicated otherwise)	4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
Treated ore (kt)	3,150.2	3,040.8	3,147.1	0.1%	10,853.7	13,001.5	(16.5)%

Mining Production | contained in concentrate
Zinc (kt)	91.9	81.9	82.9	11.0%	313.1	361.1	(13.3)%
Copper (kt)	8.5	7.9	10.2	(16.1)%	28.2	38.2	(26.3)%
Lead (kt)	12.5	11.4	12.3	2.1%	38.0	51.3	(26.0)%

Metal sales (kt) (1)	161.8	158.4	161.5	0.2%	585.4	621.2	(5.8)%

Consolidated Net Revenue	634.5	537.8	585.8	8.3%	1,950.9	2,332.7	(16.4)%

Mining	87.2	66.9	13.0	569.4%	140.5	172.6	(18.6)%
Smelting	82.6	86.0	56.3	46.7%	269.2	180.0	49.5%
Eliminations & Adjustments	(2.5)	(0.9)	(4.4)	(43.9)%	(6.7)	(3.6)	84.6%
Adjusted EBITDA (2)(3)	167.3	152.0	64.9	157.8%	402.9	349.0	15.5%
Adj. EBITDA margin (%)	26.4%	28.3%	11.1%	15.3p.p.	20.7%	15.0%	5.7p.p.

Expansion (4)	72.4	55.2	66.6	8.8%	221.7	188.4	17.7%
Sustaining	39.8	28.1	52.0	(23.6)%	107.4	137.7	(22.0)%
HSE	1.8	1.9	15.1	(88.0)%	16.2	57.3	(71.7)%
Others (5)(6)	(11.8)	(0.0)	12.9	-	(8.9)	26.8	-
Capital Expenditures	102.2	85.2	146.7	(30.3)%	336.5	410.3	(18.0)

Liquidity and Indebtedness
Total Cash (7)	1,121.2	984.8	757.4	48.0%	1,121.2	757.4	48.0%
Net debt	923.7	969.6	787.8	17.2%	923.7	787.8	17.2%
Net debt / LTM Adj. EBITDA (x)	2.29	3.23	2.26	1.5%	2.29	2.26	1.5%

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Includes non-recurring expenses relating to the Nexa Way program of US$5 million in 4Q20, totaling US$14 million in 2020; and US$25 million in 4Q19, totaling US$41 million in 2019. In 2020, Nexa accrued US$8.2 million of costs related to the decision to not resume the Atacocha underground operation.

(3) Refer to “Use of Non-IFRS Financial Measures” for further information. For details on segment definition and accounting policy, please refer to explanatory note 1 – “Information by business segment and geographic area” in the 2020 Consolidated Financial Statements.

(4) Includes Aripuanã project investment.

(5) Modernization, IT and others.

(6) Tax credits of US$18 million included.

(7) Cash, cash equivalents and financial investments.

Earnings Release – 4Q20 and 2020

Nexa response to COVID-19

The Crisis Committee, created in 1Q20 in response to the COVID-19 outbreak, which includes all executive officers of the Company, certain key general managers and personnel to carry out preventive procedures in its operations and offices, remains in place. Our commitment to safety and the protection of our employees, third-party contractors and host communities is our highest priority.

Following the best market practices, international benchmark protocols to mitigate the spread of COVID-19 were implemented in all of our operations.

We continue working on three main fronts: Health, Safety and People; Business Continuity; and Stakeholders.

In 4Q20, COVID-19 related costs totaled US$5.6 million (US$5.3 million in mining, US$0.2 million in smelting and US$0.1 million in corporate) and are included in cost of sales and in operating expenses. These incremental costs are mainly related to, among others:

▪	Suitability of our facilities for the new safety protocols;

▪	Additional health and safety protocols, such as COVID-19 antibody tests and health checks;

▪	Increased site cleaning and hygiene services;

▪	Acquisition of protective equipment and medical assistance;

▪	Impact of social distancing related measures, including higher transportation costs, lower number of employees on site and reorganization of common areas, such as cafeterias and accommodation; and

▪	Community support.

In 2020, COVID-19 related costs amounted to US$15 million. Subject to the duration and extent of COVID-19, we estimate that in 2021, approximately US$10 million will be a recurring cost in our operations which is reflected in our cash cost guidance.

Earnings Release – 4Q20 and 2020

Nexa | Guidance and 2020 Results

After the temporary suspension of production at the Peruvian mines due to COVID-19 and the gradual ramp up of operations through 3Q20, 2020 production guidance for zinc, copper and lead was achieved. Silver production exceeded annual guidance driven by Cerro Lindo mine.

In response to COVID-19, Nexa also temporarily reduced operating rates at the Cajamarquilla and Juiz de Fora smelters from mid-March to mid-May and during May and June, respectively. Full production at our smelters resumed by the end of July. Nexa’s sales of 585kt exceeded annual guidance, following a recovery in metal demand during 2H20 after the decrease in 2Q20.

2020 Production and Sales

Metal contained (in concentrate)		2020	2020 Guidance
Zinc	kt	313	300	-	335
Cerro Lindo		95	85	-	99
El Porvenir		35	37	-	44
Atacocha		10	9	-	11
Vazante		148	144	-	150
Morro Agudo		25	25	-	30

Copper	kt	28	26	-	29
Cerro Lindo		28	26	-	29
El Porvenir		0.3	0.3	-	0.4

Lead	kt	38	33	-	38
Cerro Lindo		12	9	-	10
El Porvenir		11	11	-	12
Atacocha		10	9	-	10
Vazante		1.3	1.0	-	1.5
Morro Agudo		4.0	3.5	-	4.1

Silver (1)	koz	6,826	6,256	-	6,761
Cerro Lindo		2,939	2,570	-	2,876
El Porvenir		2,315	2,335	-	2,341
Atacocha		1,185	1,005	-	1,149
Vazante		384	345	-	395

(1) Includes Morro Agudo

Smelting sales		2020	2020 Guidance
Metal	kt	585	540	-	580
Zinc metal		551	515	-	550
Zinc oxide		35	25	-	30

Earnings Release – 4Q20 and 2020

2020 Cash Costs

Cash Cost (US$/lb)	2020	2020 Guidance
Mining Cash Cost (1)	0.39	0.45
Cerro Lindo	0.00	0.15
El Porvenir	0.61	0.65
Atacocha	0.01	0.07
Vazante	0.54	0.55
Morro Agudo	0.78	0.79
Smelting Cash Cost (2)	0.81	0.78
Cajamarquilla	0.85	0.83
Três Marias	0.73	0.67
Juiz de Fora	0.87	0.85

(1)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	Mining C1 cash costs of US$0.39/lb in 2020 were 14% lower than the 2020 guidance, positively affected by higher by-product credits, resulting from better than expected LME prices, and cost reduction initiatives from the Nexa Way program.

▪	Smelting C1 cash costs of US$0.81/lb in 2020 were 4% above our 2020 guidance mainly driven by higher zinc prices (2020 estimates of US$0.99/lb versus 2020 LME average price of US$1.16/lb).

Investments

2020 Capital Expenditures (“CAPEX”)

In 2020, CAPEX before tax credits amounted to US$354 million compared with guidance of US$350 million. We have accrued tax credits of US$18 million with respect to our ongoing projects. Consequently, CAPEX for the year totaled US$336 million. Of this amount, 66% was allocated to expansion projects driven by Aripuanã’s project development (US$187 million) and Vazante’s mine deepening (US$13 million).

Non-expansion projects, which include Sustaining and Health, Safety and Environmental (“HSE”) expenditures, among others, accounted for 34% of the total CAPEX in 2020. The main investments were related to sustaining CAPEX.

CAPEX (US$ million)	2020	2020 Guidance
Expansion projects	222	223
Aripuanã	187	193
Others (1)	35	30
Non-Expansion	133	127
Sustaining	107	106
HSE	16	16
Others (2)	9	5

CAPEX before tax credits	354	350
Tax credits	(18)	-
TOTAL CAPEX	336	350

(1) Including US$13 million related to Vazante mine deepening brownfield project (2020 Guidance).

(2) Modernization, IT and others.

Earnings Release – 4Q20 and 2020

Exploration & Project Evaluation and Other Expenses

Other operating expenses (US$ million)	2020	2020 Guidance
Exploration	38	32
Mineral exploration	28	20
Sustaining and mineral rights	11	12
Project evaluation	15	13
Exploration & Project evaluation	54	45

Other	8	5
Technology	4	3
Communities	4	2

In 2020, exploration expenses were US$38 million compared to guidance of US$32 million, mainly driven by the resumption of our greenfield and brownfield exploration program, including mine development. In mineral exploration, we continue our efforts to replace and increase mineral reserves and resources.

Project evaluation investment amounted to US$15 million in 2020, including approximately US$5.7 million directed towards greenfield projects in FEL1 and FEL2 stages and US$6.4 million to brownfield projects in the same stages.

We also estimate to invest an additional US$4 million in contributions to the social and economic development of our host communities, and an additional US$4 million in technology to make our business safer and improve our efficiency.

Earnings Release – 4Q20 and 2020

Nexa | Guidance 2021-2023

While people around the world have started getting vaccinated, the spread of COVID-19 remains a concern and moving forward our operating scenario still requires caution. Our guidance assumes that we will continue to overcome the scenario of restricted protocols to access our mines and potentially more limited workforce and logistics.

On January 27, 2021 the Peruvian government, among other measures in response to higher number of COVID-19 cases, declared a new lockdown in certain areas of the country ending on February 14, 2021. On February 10, the Peruvian government decided to extend this lockdown for two more weeks, ending on February 28, 2021, with the possibility of being further extended. Currently, the Peruvian operations have not been impacted by the lockdown.

Guidance is subject to the continuous evaluation of the impact of COVID-19 in our operations, supply chain and demand for our products.

Although a high level of uncertainty remains in the short-term, we remain positive about the long-term outlook and market fundamentals for both zinc and copper.

Nexa should continue to enjoy regional competitive advantages, as a significant part of our revenue originates from Latin America. We remain committed to building a differentiated, sustainable, cost-efficient, and integrated business model, generating value for all our stakeholders.

Production and sales

The main assumptions behind our 2021-2023 production and sales guidance are:

▪	Peruvian and Brazilian mines operating at normal utilization rates.

▪	For 2023, zinc production is estimated to decrease primarily driven by a decrease in the forecasted zinc head grade.

▪	In our efforts to reduce costs and improve operational efficiency, the Atacocha underground mine remains suspended for an indefinite period of time.

▪	Commissioning of Aripuanã mine is expected in early 2022.

▪	Smelters are estimated to continue operating at higher utilization rates.

▪	All of our assets will continue to operate subject to additional measures to control and mitigate the COVID-19 spread. Safeguard protocols implemented for incoming site personnel may continue to limit our workforce in the future.

Mining segment

At the midpoint of the guidance range, zinc equivalent (1) metal production is forecasted to increase 7% on average (2021-2023), mostly driven by the start-up of Aripuanã in 2022.

For the forecasted period, zinc head grade is expected to be in the range of 2.71% and 2.97%, copper head grade is expected to be in the range of 0.27% and 0.37%, and lead head grade is expected to be in the range of 0.46% and 0.60%.

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2020 LME average benchmark prices: Zn: US$1.03/lb; Cu: US$2.80/lb; Pb: US$0.83/lb; Ag: US$20.5/oz; Au: US$1,770/oz.

Earnings Release – 4Q20 and 2020

Main products

Metal contained (in concentrate)		2020	2021e			2022e			2023e
Zinc Equivalent (1)	kt	498	518	-	578	592	-	691	587	-	678

Zinc	kt	313	322	-	353	336	-	384	319	-	376
Cerro Lindo		95	104	-	112	94	-	97	69	-	76
El Porvenir		35	50	-	60	54	-	68	39	-	43
Atacocha		10	10	-	11	6	-	10	12	-	19
Vazante		148	140	-	150	127	-	137	127	-	142
Morro Agudo		25	18	-	20	16	-	19	16	-	18
Aripuanã		-	under construction			38	-	55	56	-	78

Copper	kt	28	26	-	30	37	-	48	38	-	46
Cerro Lindo		28	26	-	29	29	-	37	33	-	36
El Porvenir		0.3	0.4	-	0.4	0.5	-	0.7	0.3	-	0.3
Aripuanã		-	under construction			7.3	-	10	5.1	-	9.3

Lead	kt	38	42	-	49	57	-	67	59	-	71
Cerro Lindo		12	13	-	14	12	-	12	5	-	5
El Porvenir		11	15	-	18	15	-	16	18	-	20
Atacocha		10	9.3	-	10	11	-	11	10	-	10
Vazante		1.3	1.0	-	1.5	1.1	-	2.1	0.9	-	1.9
Morro Agudo		4.0	4.3	-	5.0	5.7	-	6.6	5.7	-	6.0
Aripuanã		-	under construction			13	-	19	19	-	27

Silver (2)	koz	6,826	8,531	-	9,317	8,910	-	9,640	9,251	-	10,431
Cerro Lindo		2,939	3,655	-	3,808	3,445	-	3,520	2,711	-	2,989
El Porvenir		2,315	3,469	-	3,873	3,224	-	3,366	3,816	-	4,211
Atacocha		1,185	1,061	-	1,241	953	-	993	1,000	-	1,002
Vazante		384	345	-	395	294	-	333	257	-	356
Aripuanã		-	under construction			995	-	1,429	1,466	-	1,873

(2) Includes Morro Agudo

Smelting segment

Metal sales volume at the midpoint of the guidance range in 2021 is estimated to increase 7% compared to 2020. In 2021, we expect our smelters will continue to benefit from improved operational performance and will run at normal utilization rates after the temporary reduction in production due to COVID-19 related measures. For 2022, metal sales volume is estimated to increase 3kt over 2021, and to remain stable in 2023 over 2022.

Earnings Release – 4Q20 and 2020

Smelting sales		2020	2021e			2022e			2023e

Metal	kt	585	615	-	635	615	-	640	615	-	640
Zinc metal		551	580	-	596	580	-	601	580	-	601
Zinc oxide		35	35	-	39	35	-	39	35	-	39

2021 cash cost guidance

Cash costs for 2021 are based on several assumptions, including but not limited to:

▪	Production volumes;

▪	Commodity prices (Zn: US$1.18/lb, Cu: US$3.45/lb, Pb: US$0.85/lb, Ag: US$21.1/oz, Au: US$1,777/oz);

▪	Foreign exchange rates (BRL/USD: 5.05 and Soles/USD: 3.47); and

▪	Zinc treatment charges (“TCs”) of US$200/t concentrate.

Cash Cost (US$/lb)	2021e
Mining Cash Cost (1)	0.33
Cerro Lindo	0.00
El Porvenir	0.52
Atacocha	0.27
Vazante	0.47
Morro Agudo	0.79

Smelting Cash Cost (2)	0.95
Cajamarquilla	0.96
Três Marias	0.93
Juiz de Fora	0.96

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	Consolidated mining cash costs are expected to decrease year-over-year primarily driven by (i) higher by-product credits; (ii) lower benchmark TCs; and (iii) increased production volumes;

which should offset the normalization of mine development and infrastructure costs in Peru after the temporary shutdown restrictions. Cost reduction initiatives also remain in place.

▪	Consolidated smelting cash costs are expected to increase year-over-year primarily driven by (i) lower benchmark TCs; and (ii) higher LME prices, increasing raw material costs compared to 2020; which should be partially offset by cost reduction initiatives.

Note: The cash costs in 2020 may not be a meaningful reference for comparison purposes due to the effects of COVID-19 that caused temporary cost reductions in our operations as a result of temporary activities reductions. If we compare with 2019, we estimate mining and smelting costs will also decrease (mining cash cost net of by-products of US$0.43/lb and smelting cash cost net of by-products of US$1.01/lb), reflecting the initiatives we have implemented to improve our operations.

Earnings Release – 4Q20 and 2020

Investments

2021 CAPEX guidance

The estimated CAPEX for 2021 is US$450 million and includes the estimated US$232 million investment in the Aripuanã project. In response to COVID-19, in 2020 we focused our efforts on preserving cash. Consequently, we temporarily reduced non-expansion investments, maintaining all the essential investments to operate safely. In 2021, we expect to resume our sustaining and HSE investments, similar to pre-pandemic levels, in order to continue building a sustainable long-term business.

CAPEX (US$ million)	2021 Guidance
Expansion projects	237
Aripuanã	232
Others (1)	5
Non Expansion	213
Sustaining (2)	166
HSE	33
Others (3)	14

TOTAL CAPEX	450

(1) Including Vazante LOM extension, Magistral FEL3 and Bonsucesso FEL3 studies completion.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

2021 Exploration & Project Evaluation and Other Expenses Guidance

Other operating expenses (US$ million)	2021 Guidance
Exploration	51
Mineral exploration	32
Mineral rights	8
Sustaining (mine development)	11

Project evaluation	20

Exploration & Project evaluation	71

Other	19
Technology	9
Communities	10

Note: Exploration and project evaluation expenses consider several stages of evaluation, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

In mineral exploration, we continue our efforts to replace and increase mineral reserves and resources. Our exploration expense guidance of US$51 million relates mainly to greenfield projects and mine development of our current mines. Our project evaluation expense guidance of US$20 million includes projects in FEL1 & FEL2 stages. We estimate that we will invest an additional US$19 million to continue contributing to the social and economic development of our host communities and improve our business performance.

Earnings Release – 4Q20 and 2020

Aripuanã project

On October 6, 2020, we published an update on the Aripuanã project followed by a new technical report prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and filed on November 19, 2020.

The current project targets three main elongated mineralized zones (Arex, Link and Ambrex) that have been defined in the central portion of the project. Based on the current estimate of mineral reserves4, the deposits support a production rate of 2.2Mtpa, producing an average of 70kt of zinc per year and zinc equivalent production is estimated at 119kt per year for approximately 11 years. Based on the estimated inferred mineral resources, we believe life of mine could be extended beyond 20 years. Refer to “Mineral Exploration Highlights” section for further information.

The project’s mechanical completion is expected in 4Q21 and production is scheduled to start in early 2022 with an estimated zinc equivalent production of 108kt in 2022.

In 2020, we invested US$187 million to develop Aripuanã, which represents 34% of the US$547 million in total estimated CAPEX for the project. We estimate CAPEX of US$232 million in 2021, with residual investments of about US$1 million to be made in 2022.

4Q20 project update

In 4Q20, we invested US$60 million to develop Aripuanã, with cumulative incurred CAPEX of US$312 million since the beginning of the construction.

The remaining CAPEX will be supported by our current cash position, future cash generation and a long-term loan agreement with BNDES of approximately US$140 million that matures in 2040.

The project timeline and capital cost of the Aripuanã project set out above are subject to the successful execution of the updated project plan and our current assessment of COVID-19 impact which is ongoing.

As previously disclosed, Nexa reorganized its project team in 2Q20 and also made certain changes to the scope of its key contractors during 1H20 in order to mitigate project execution risk. The status of the project was as follows:

▪	99.8% of detailed engineering has been completed;

▪	93% of procurement has been completed (compared to 80% in 3Q20);

▪	Over 80% of long lead equipment (including SAG, vertical and ball mill, crushers, flotation columns, flotation cells, thickener, e-houses, among others) has already been delivered to site (compared to 70% in 3Q20);

▪	100% of construction packages have been awarded and renegotiated, taking into consideration the new quantities and scope change; and

▪	The permits for the project implementation were obtained and all the environmental programs are in place.

Overall project physical progress reached 70.3% at the end of December, 2020. Horizontal mine development reached an accumulated 6,643 meters at the end of December as compared to 4,847 meters at the end of September 2020. Approximately 136kt of ore was stockpiled, up from 85kt at the end of September.

4 Estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards (“2014 CIM Definition Standards”) as incorporated in the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Earnings Release – 4Q20 and 2020

We have a total of 186 employees from mine operations working on mine development. In addition, the qualification program for future mining operators has continued to progress and the second class, with 104 students, will graduate in March 2021.

Beneficiation Plant & Wetland	Beneficiation Plant	Ore Pile & Wetland

Earnings Release – 4Q20 and 2020

Consolidated performance

Net revenue

US$ million	4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
Revenue – Mining	269.4	206.0	233.7	15.3%	748.5	1,000.6	(25.2)%
Revenue - Smelting	481.8	422.1	459.8	4.8%	1,550.3	1,865.7	(16.9)%
Intersegment Results	(136.3)	(99.4)	(111.4)	22.4%	(375.4)	(535.8)	(29.9)%
Adjustments	19.6	9.1	3.8	416.8%	27.5	2.2	-
Net Revenue	634.5	537.8	585.8	8.3%	1,950.9	2,332.7	(16.4)%

In 4Q20, net revenue was US$635 million, 8% higher year-over-year, mainly driven by higher zinc and copper prices. The LME average prices for zinc and copper were up by 10% and 22%, respectively, while lead price decreased by 7% compared to 4Q19.

In 2020, net revenue of US$1,951 million was down 16% compared to 2019, driven by lower zinc and lead prices and volumes due to the impact of COVID-19. During the period, the LME average zinc and lead prices decreased by 11% and 9% respectively, while copper price increased by 3%.

Cost of sales

US$ million	4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
Cost of sales - Mining	(177.5)	(146.5)	(196.8)	(9.8)%	(625.4)	(805.1)	(22.3)%
Cost of sales - Smelting	(397.0)	(336.3)	(386.5)	2.7%	(1,287.9)	(1,655.1)	(22.2)%
Intersegment Results	136.3	99.4	111.4	22.4%	375.4	535.8	(29.9)%
Adjustments	(21.8)	(14.1)	(4.0)	444.2%	(26.0)	(23.5)	-
Cost of sales	(460.1)	(397.5)	(475.9)	(3.3)%	(1,563.9)	(1,947.8)	(19.7)%

In 4Q20, cost of sales amounted to US$460 million, down 3% year-over-year. The cost decrease was driven by (i) lower operating costs in our mining segment, positively affected by the cost reduction initiatives from Nexa Way program and the suspension of the higher-cost Atacocha underground mine; and (ii) lower unit costs in our smelting segment, positively affected by higher benchmark TCs and lower energy costs. The 31% average depreciation in the BRL against the U.S. dollar during the period also had a positive effect.

Compared to 3Q20, cost of sales increased by 16% due to higher volume in both segments.

As a result of the temporary suspension of Atacocha’s mining activities due to illegal blocking of road access by the local community, the amount of US$0.7 million has been recognized in cost of sales related to abnormal cost of production in 4Q20. Atacocha resumed operations in January 21, 2021.

In 2020, cost of sales decreased by 20% compared to 2019, reaching US$1,564 million, mainly driven by (i) lower throughput; (ii) lower operating costs in both segments, positively affected by cost reduction initiatives; (iii) lower concentrate prices; and (iv) the average depreciation in the BRL against the U.S. dollar. Abnormal cost of production related to the temporary production suspension in response to COVID-19 totaled US$74 million in the period.

SG&A

In 4Q20, SG&A expenses amounted to US$44 million, including a non-recurring expense of US$4.5 million related to the Nexa Way program. SG&A expenses were down 42% compared to 4Q19 (US$76 million) and up 21% compared to 3Q20 (US$37 million). Excluding Nexa Way expenses in both periods, SG&A in 4Q20 decreased by 22% from 4Q19 reflecting our efforts to reduce costs.

Earnings Release – 4Q20 and 2020

In 2020, SG&A expenses were US$152 million, down 30% from 2019. Excluding Nexa Way expenses in both periods, SG&A in 2020 decreased by 21% from 2019.

Efficiency program – Nexa Way

The Nexa Way program continues to progress. We are focused on capturing the gains of the initiatives implemented in 2019 and we estimate the program generated a positive impact to annualized EBITDA of US$98 million in 2020. We continue to target an improvement of at least US$120 million in annualized EBITDA by 2021.

As previously disclosed, in light of the COVID-19 outbreak new opportunities emerged. In 2H20, some initiatives have been implemented at a cost included in SG&A of US$12 million. We have reviewed these opportunities and we expect additional initiatives to be implemented at an additional non-recurring expense in our SG&A of US$3 to 13 million during 1H21. These new initiatives should generate a potential additional EBITDA contribution of approximately US$60 million by the end of 2021.

Our ability to achieve this target largely depends on future metal prices, production and demand recovery.

The Nexa Way initiatives are primarily related to our operations, including priorities such as, among others, increased recovery rates, reduction in energy costs, reduction in operational dilution in our mines, increased reprocessing of tailings, debottlenecking capacity at our smelters and increased roaster performance. The program also encompasses changes in our organizational culture including increased communication between operating teams and improved decision-making processes, among others. We are preparing transformation leaders focused on execution to help us disseminate our new culture throughout all of Nexa.

Nexa Way initiatives are monitored in four categories: operational, procurement, commercial and corporate.

Adjusted EBITDA

In 4Q20, Adjusted EBITDA was US$167 million compared with US$65 million in the same period a year ago. The main factors that contributed to this performance were (i) lower operating costs and expenses; (ii) the positive net price effect related to higher zinc prices; and (iii) the increase in by-products contribution driven by higher prices and limestone sales volume. The U.S. dollar appreciation against Brazilian real had a positive impact of US$13 million.

Earnings Release – 4Q20 and 2020

In 2020, Adjusted EBITDA totaled US$403 million, up 15% year-over-year, mainly driven by (i) lower mining and smelting costs; (ii) the decrease in mineral exploration and project evaluation expenses; and (iii) the positive effect of the U.S. dollar appreciation against Brazilian real; which offset COVID-19 related costs, lower LME prices and the decrease in volume.

US$ million	4Q20	3Q20	4Q19	2020	2019
Adjusted EBITDA	167.3	152.0	64.9	402.9	349.0
Impairment (Reversal)	7.8	65.1	0.0	557.5	142.1
EBITDA	159.5	86.9	64.9	(154.6)	206.9
Deprec., amort. and depletion	(62.8)	(61.4)	(70.0)	(243.9)	(317.9)
Net financial results	3.6	(61.9)	(6.5)	(278.2)	(104.9)
Taxes on income	(47.0)	2.4	10.3	24.2	58.4
Net Income (loss)	53.3	(34.7)	(1.2)	(652.5)	(157.5)

Earnings Release – 4Q20 and 2020

Net financial result

The net financial result in 4Q20 was income of US$4 million compared to expense of US$62 million in 3Q20 primarily driven by a decrease in financial expenses and positive foreign exchange variation during the period.

The foreign exchange variation had a positive impact of US$31 million versus a negative impact of US$13 million in 3Q20, mainly explained by the 8% appreciation of the Brazilian real against the U.S. dollar5 versus the 5% depreciation in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial result in 4Q20 was an expense of US$27 million compared to US$49 million in the previous quarter, which was affected by the same factor explained above.

US$ thousand	4Q20	3Q20	4Q19
Financial income	1,902	2,213	12,145

Financial expenses	(38,148)	(42,774)	(27,426)

Other financial items, net	(39,826)	(21,380)	8,772
Foreign exchange gain/loss	30,613	(12,540)	14,293

Net financial result	3,580	(61,941)	(6,509)
Net financial result excluding FX	(27,033)	(49,401)	(20,802)

Net income (loss)

Net income was US$53 million in 4Q20 compared to a net loss of US$1 million in 4Q19. The net income was primarily driven by the improvement in cash generation, positively affected by higher metal prices and lower costs. Net income attributable to Nexa’s shareholders was US$50 million in 4Q20 resulting in earnings per share of US$0.38.

In 2020, net loss was US$653 million compared to a net loss of US$158 million in 2019. The increase in net loss was primarily driven by the US$557 million non-cash impairment. Net loss attributable to Nexa’s shareholders was US$559 million resulting in net loss per share of US$4.22.

Earnings Release – 4Q20 and 2020

Business Performance

Mining segment6

Mining production

Consolidated		4Q20	3Q20	4Q19	4Q20 vs. 4Q19		2020	2019	2020 vs. 2019
Treated Ore	kt	3,150	3,041	3,147	0.1%		10,854	13,002	(16.5)%

Grade
Zinc	%	3.29	3.07	2.98	31	bps	3.28	3.16	12	bps
Copper	%	0.34	0.33	0.40	(6	)bps	0.33	0.37	(4	)bps
Lead	%	0.54	0.52	0.50	3	bps	0.49	0.52	(3	)bps
Silver	oz/t	0.94	0.95	0.94	0.8%		0.90	0.94	(4.3)%
Gold	oz/t	0.005	0.004	0.005	1.5%		0.004	0.005	(15.0)%

Production | metal contained
Zn	kt	91.9	81.9	82.9	11.0%		313.1	361.1	(13.3)%
Cu	kt	8.5	7.9	10.2	(16.1)%		28.2	38.2	(26.3)%
Pb	kt	12.5	11.4	12.3	2.1%		38.0	51.3	(26.0)%
Ag	koz	2,131	2,096	2,197	(3.0)%		6,826	8,901	(23.3)%
Au	koz	5.2	5.1	7.0	(25.7)%		16.2	25.0	(35.2)%

In 4Q20, treated ore volume was 3,150kt, relatively flat (+0.1%) compared to the same quarter a year ago. The increase in Vazante (+56%) was partially offset by the decreases in El Porvenir (-14%) and Atacocha (-16%) mines.

In Brazil, treated ore volume increased by 27% from 4Q19, which was affected by the temporary reduction in processing capacity in Vazante due to the trunnion repair. Vazante had another strong performance, reaching another quarterly record-high feed level in 4Q20.

Zinc equivalent production was 149kt in 4Q20, up 2% compared to 4Q19. The average zinc grade increased by 31bps to 3.29%. Lead followed the same trend and increased by 3bps to 0.54%. Copper head grade decreased by 6bps to 0.34%.

Zinc production of 92kt in the quarter was 11% higher than in 4Q19, primarily driven by higher production in Cerro Lindo due to better zinc head average grade and in Vazante, which was negatively impacted in 4Q19 by the temporary reduction in processing capacity in response to the trunnion repair. Lead production followed the same trend and increased by 2% year-over-year to 13kt. Copper production, however, decreased by 16% to 9kt.

In 2020, treated ore volume decreased 17% year-over-year to 10,854kt, mainly driven by the temporary shutdown of our Peruvian mines, in accordance with measures announced by the Peruvian government in its efforts to control the COVID-19 outbreak. Consequently, zinc production totaled 313kt, 13% lower than in 2019 (361kt). Average zinc grade was 3.28% compared with 3.16% in 2019. Copper and lead production followed the same trend, and both decreased by 26% to 28kt and 38kt, respectively.

Health and safety procedures implemented in our mining operations to protect our employees, contractors and local communities remain in place, while we remain focused on maintaining the continuity of our business.

6 Segment consolidation available in the appendix.

Earnings Release – 4Q20 and 2020

Cerro Lindo

In 4Q20, treated ore volume of 1,682kt was down 0.7% year-over-year. Compared to 3Q20, treated ore volume increased by 8% as operations were still ramping up. Cerro Lindo is operating at normal levels (18-19ktpd) since the end of September.

Zinc production was 35kt, up 22% and 37% compared to 4Q19 and 3Q20, respectively, as a result of higher grade. Zinc head grade averaged 2.32% in 4Q20, up 41bps and 46bps versus 4Q19 and 3Q20, respectively. In 4Q20, we continued to prioritize mine development in higher zinc grade areas to supply our Cajamarquilla smelter, taking advantage of our mining-smelting integration to maximize gains.

Copper production was 8kt, down 16% compared to 4Q19 and up 8% from 3Q20. Copper average grade was 0.59% (9bps lower than 4Q19 and 1bps higher than 3Q20) as a result of zinc production prioritization in our mining development, as noted above.

Lead production was 5.1kt, up 61% from both 4Q19 and 3Q20. Lead average grade increased to 0.39% (13bps year-over-year and 11bps quarter-over-quarter).

Zinc production of 95kt in 2020 was down 24% year-over-year, primarily driven by the 19% decrease in treated ore volume, as a result of the temporary suspension of operations in Peru, and lower average zinc head grade (down 12bps to 1.93%). Copper and lead production were also affected and decreased by 26% and 5%, respectively.

El Porvenir

Zinc production of 10kt was down 2.9kt (or 23%) in 4Q20 versus the same quarter of last year, primarily driven by the 14% decrease in treated ore volume. This decrease was explained by a temporary reduction in the energy distribution to our treatment plant due to a repair in the transformer from late October until mid-November. Zinc average head grade was 2.58%, down 24bps from 4Q19. In response to COVID-19 safety protocols and limited workforce, mine development at high-grade stopes is still in progress. Compared to 3Q20, zinc production decreased by 1%.

Copper, lead and silver production in 4Q20 followed the same trend and decreased by 5%, 15% and 15%, respectively, when compared to 4Q19.

In 2020, treated ore volume totaled 1,503kt, down 29% from 2019 mainly driven by the above-mentioned factors, the temporary suspension of the mine’s operations and its gradual ramp-up after resuming operation and the ore pass refurbishment at high-grade areas in the first quarter. As a result, zinc production was 35kt in 2020, a decrease of 36% versus 2019. Lead production followed the same trend and decreased by 36% to 11kt.

By the end of 2021, we expect to complete modernization and debottleneck studies for El Porvenir to evaluate deepening of the mine and extension of its life-of-mine.

Atacocha

Treated ore volume was 330kt in 4Q20, down 16% year-over-year, primarily driven by the decision to not resume the higher-cost underground mine and to operate only the San Gerardo open pit mine, and the temporary suspension of mine activities in mid-December. The road access to the mine was illegally disrupted by community protest activities from December 17, 2020 to January 21, 2021. Compared to 3Q20, treated ore volume decreased by 7%.

Zinc production of 3kt decreased by 1.6kt and 0.2kt compared to 4Q19 and 3Q20, respectively. Zinc head grade average 1.09% in the quarter, down 30bps versus 4Q19 and up 1bps versus 3Q20. As we are now only operating the San Gerardo open pit mine, the zinc grade is lower.

Lead and silver production followed the same trend and decreased by 27% and 35% to 2.8kt and 325koz, respectively, from 4Q19. Compared to 3Q20, lead and silver production decreased by 21% and 19%, respectively.

Earnings Release – 4Q20 and 2020

In 2020, zinc production of 10kt was down 6kt compared to last year mainly driven by the 29% decrease in treated ore volume due to the temporary suspension of the mines and the decision to not resume the higher-cost underground mining activities and to operate only the San Gerardo open pit mine. Average zinc grade was 1.20% compared to 1.43% in 2019 as the open pit average grade is lower than the underground.

Atacocha tailings dam elevation project: after the construction permit for the execution phase for Level 4128 elevation was received in 3Q20, construction has started in 4Q20 and completion is expected by 3Q21. This tailings dam raise is expected to support our operations until 2025.

Vazante

In 4Q20, Vazante reached a new record in throughput and treated ore volume amounted to 418kt, up 56% from 4Q19 when processing capacity was temporarily reduced to repair the trunnion used in the concentration plant. Compared to 3Q20, treated ore volume increased by 3%.

Zinc production of 38kt in 4Q20 increased 24% compared to 4Q19, primarily driven by higher treated ore volume. Zinc head grade decreased to 10.22%.

As previously disclosed, the solid performance of Vazante was the result of several initiatives related to the Nexa Way program, which have improved the stability of the plant feed. Zinc metal recovery was 88.1% in 4Q20 versus 87.7% in 3Q20.

Zinc production in 2020 also reached its historical high at 148kt, up 6% compared to 2019 as a result of the 15% increase in treated ore volume and implementation of Nexa Way program initiatives, which improved the performance of the operation and offset the lower zinc average grade (10.43% compared to 11.45% in 2019). Zinc metal recovery increased from 86.2% to 87.5% in 2020.

Vazante mine deepening project: the mechanical assembly at EB-347 pumping (capacity of 1,000 m3/h) was completed in 4Q20. CEMIG power line activities continue to progress and are expected to be concluded by 2Q21. The excavation of phase 2 of the EB-140 has started and is estimated to be concluded in 2021. The EB-140 is the main stage of the mine deepening project and its final assembly is estimated to be concluded by 2022.

Morro Agudo

Treated ore volume was 289kt, up 1% compared to 4Q19 due to positive impacts from the Nexa Way initiatives, particularly related to plant reliability improvements. Compared to 3Q20, treated ore volume decreased 4% explained by a planned maintenance shutdown at the mill in October, which limited the plant’s processing capacity by 50%.

Zinc production of 7kt in 4Q20 was flat compared to 4Q19. Zinc average grade decreased to 2.46% (19bps lower than 4Q19) as the higher-grade Ambrosia open pit reached the end of its mine life in September and was then suspended. Compared to 3Q20, zinc production increased by 1%.

In 2020, zinc production of 25kt increased 0.8kt compared to 2019 driven by higher treated ore volume (+1%), implementation of Nexa Way program initiatives, accelerated production from Ambrosia open pit and better zinc average grade (up 8bps to 2.41%).

Earnings Release – 4Q20 and 2020

Financial performance

US$ million	4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
Net Revenue	269.4	206.0	233.7	15.3%	748.5	1,000.6	(25.2)%
COGS	(177.5)	(146.5)	(196.8)	(9.8)%	(625.4)	(805.1)	(22.3)%
Gross Profit	91.9	59.6	36.9	149.4%	123.1	195.5	(37.1)%
Adjusted EBITDA	87.2	66.9	13.0	569.4%	140.5	172.6	(18.6)%
Adjusted EBITDA Mrg.	32.4%	32.5%	5.6%	26.8pp	18.8%	17.3%	1.5pp

Note: Financial performance pre intersegment eliminations.

Net revenue for the mining segment totaled US$269 million in 4Q20, up 15% versus 4Q19. This performance was driven by (i) the increase in production; (ii) higher average LME prices for zinc, silver and copper; partially offset by (iii) higher benchmark TCs and lower lead prices.

In 2020, net revenue reached US$748 million, down 25% year-over-year, mainly affected lower volumes from the temporary suspension of our operations in Peru, lower zinc and lead prices, and higher benchmark TCs. This decrease was partially offset by higher silver and copper prices; and record-high annual limestone sales volume in Morro Agudo.

Cost of sales decreased by 10% in 4Q20 compared to 4Q19, to US$178 million. This decrease was primarily driven by (i) lower operating costs, positively affected by cost reduction initiatives from the Nexa Way program and the suspension of the higher-cost Atacocha underground mine; and (ii) the depreciation of the Brazilian real against the U.S. dollar.

Cost of sales in 2020 were US$625 million, down 22% compared to 2019, mainly driven by lower operating costs and volumes, and the depreciation of the Brazilian real against the U.S. dollar.

Adjusted EBITDA for the mining segment in 4Q20 was US$87 million significantly recovering from the US$13 million reported in 4Q19. The increase was primarily due to (i) the positive variation related to higher zinc prices also impacting quotation period adjustments, partially offset by higher TCs; (ii) higher by-products credits; (iii) lower operating costs and corporate expenses; and (iv) a decrease in mineral exploration and project evaluation expenses; which were partially offset by incremental costs related to COVID-19 of US$5.2 million.

In 2020, adjusted EBITDA for mining totaled US$140 million, compared with US$173 million in 2019. The solid performance of the Brazilian operations, the decrease in mineral exploration and project evaluation expenses and other operating costs, and the positive impact from the Brazilian real depreciation against the U.S. dollar were partially offset by the effects of the mandatory temporary suspension of the Peruvian mining operations and lower zinc prices.

Earnings Release – 4Q20 and 2020

Cash cost and AISC 7,8

Consolidated cash cost		4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
Cash cost net of by-products	US$/t	728	735	914	(20.4)%	853	943	(9.6)%

AISC net of by-products	US$/t	1,219	1,189	2,003	(39.2)%	1,310	1,679	(22.0)%
Cash cost net of by-products	US$/lb	0.33	0.33	0.41	(20.4)%	0.39	0.43	(9.6)%
AISC net of by-products	US$/lb	0.55	0.54	0.91	(39.2)%	0.59	0.76	(22.0)%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness (temporary suspension of Atacocha production) of US$0.6 million (or US$0.10/lb) in 4Q20.

Cash cost net of by-products for the mining segment in 4Q20 decreased by 20% to US$0.33/lb (or US$728/t) compared to US$0.41/lb (or US$914/t) in 4Q19. This decrease was driven by (i) lower operating costs, positively affected by cost reduction initiatives, with a positive impact of US$0.09/lb; (ii) a positive impact of US$0.05/lb from the Brazilian currency devaluation in Vazante and Morro Agudo costs; (iii) higher zinc volume with a positive impact of US$0.03/lb; partially offset by higher TCs with a negative effect of US$0.05/lb. Compared to 3Q20, cash cost was relatively flat.

AISC net of by-products also decreased in 4Q20 to US$0.55/lb (or US$1,219/t), down 39% compared to 4Q19, impacted by lower cash cost, sustaining CAPEX and corporate G&A.

For 2020, cash cost decreased 10% to US$0.39/lb (or US$853/t) compared to US$0.43/lb (or US$943/t) in 2019, mainly explained by lower operating costs and the Brazilian currency devaluation.

AISC in 2020 was US$0.59/lb (or US$1,310/t), down 22% compared to 2019 impacted by the same factors noted above.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

7 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

8 AISC does not include Aripuanã CAPEX.

Earnings Release – 4Q20 and 2020

Smelting segment

Consolidated		4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
Production
Zinc metal	kt	149.2	144.0	151.4	(1.5)%	552.3	586.0	(5.7)%
Global Recovery	%	94.1	93.9	94.3	(15bps)	93.9	94.1	(0bps)
Zinc oxide	kt	11.1	9.8	9.5	17.7%	35.3	38.1	(7.4)%
Total	kt	160.3	153.8	160.9	(0.3)%	587.6	624.0	(5.8)%
Sales
Zinc metal	kt	151.1	148.1	152.6	(1.0)%	550.7	584.5	(5.8)%
Zinc oxide	kt	10.7	10.3	9.0	19.4%	34.7	36.7	(5.5)%
Total	kt	161.8	158.4	161.5	0.2%	585.4	621.2	(5.8)%

In 4Q20, total production was 160kt, down 0.4% from the same quarter a year ago but 4% higher compared to 3Q20, primarily driven by increased production in the Cajamarquilla smelter. Total sales amounted to 162kt, relatively flat year-over-year and 2% higher from 3Q20, mainly driven by the continued demand recovery in our home markets.

In 2020, total production was 588kt, down 6% from 2019 due to the temporary reduction in our capacity utilization rates in the Cajamarquilla and Juiz de Fora smelters in response to COVID-19. Metal sales followed the same trend and amounted to 585kt in 2020, 6% lower compared to 2019 but exceeding the guidance range. Zinc metal sales volume of 551kt in 2020 was 6% lower versus 2019 driven by the decrease in production in the Cajamarquilla and Juiz de Fora smelters, which were partially offset by Três Marias’ solid performance.

Peru

In 4Q20, Cajamarquilla smelter production was 88kt, up 2% and 5% compared to 4Q19 and 3Q20, respectively, driven by improved recovery rates (94.4%). This performance was a result of better operational stability in addition to improved efficiency, particularly in the electrolysis process driven by energy optimization leading to higher cathode production.

Metal sales were 87kt in 4Q20, relatively flat to 4Q19 and 7% higher from 3Q20 as a result of the continued recovery in demand from our home markets.

In 2020, metal sales reached 303kt, following the production decline of 10% year-over-year. Cajamarquilla smelter operated at reduced utilization rates from mid-March until mid-May 2020, as a result of measures required by the Peruvian government to control the spread of COVID-19.

The Jarosite conversion project continues to be suspended and we intend to reassess the project throughout 2021.

Brazil

In 4Q20, smelter production amounted to 72kt, down 3% year-over-year, due lower recovery in Três Marias. In addition, production mix was directed towards increasing zinc oxide production as a result of higher demand from our home market.

Metal sales amounted to 64kt, down 2% from 4Q19, and total smelter sales (zinc metal + zinc oxide) increased by 1% to 74kt.

In 2020, metal sales were 248kt, up 2% compared to a year ago. Production increased by 1% year-over-year to 247kt.

Earnings Release – 4Q20 and 2020

Três Marias

Três Marias zinc metal production was 40kt, 9% lower compared to 4Q19, explained by lower zinc metal recovery rate (from 95.4% to 94.0% in 4Q20) as we increased zinc oxide production, and higher carbonate in concentrate, which affected the efficiency of the leaching process. Compared to 3Q20, metal production decreased by 6%, driven by the same factors.

In 4Q20, zinc metal sales were 43kt, slightly down (-0.5%) from 4Q19. Compared to 3Q20, sales decreased by 11% following lower production.

In 2020, Três Marias zinc metal production amounted to 168kt, up 5% from 2019 driven by better recovery rates (from 94.3% to 94.8%); (ii) improved energy efficiency, decreasing costs per ton of cathode produced; and (iii) increased capacity to process more silicate feed, as a result of a debottlenecking initiative from Nexa Way program. Zinc metal sales followed the same trend and increased 7% year-over-year, to 169kt.

Murici project: our Murici tailings project involves the construction of a new tailings disposal facility in Três Marias. The project is divided into four phases (Central Module, East Module, West II Module and West I Module). The construction of the last phase, the West I Module, was completed in December 2020 and should allow the disposal of tailings until 2023. The operating license is pending approval by the environmental authorities.

Juiz de Fora

In 4Q20, Juiz de Fora production was 22kt, similar to 4Q19 and up 21% compared to 3Q20, which was affected by the gradual ramp up of production and the maintenance on the roaster.

Zinc metal sales totaled 21kt in 4Q20, down 5% from 4Q19 and up 12% compared to 3Q20, following the recovery in our home markets demand.

In 2020, metal production decreased by 8% to 79kt impacted by our decision to reduce capacity due to the pandemic which primarily impacted 2Q20. Sales followed the same trend and also amounted to 79kt during the year, a decrease of 9% compared to 2019.

Financial performance

US$ million	4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
Net Revenue	481.8	422.1	459.8	4.8%	1,550.3	1,865.7	(16.9)%
COGS	(397.0)	(336.3)	(386.5)	2.7%	(1,287.9)	(1,655.1)	(22.2)%
Gross Profit	84.7	85.8	73.2	15.7%	262.4	210.7	24.6%
Adjusted EBITDA	82.6	86.0	56.3	46.7%	269.2	180.0	49.5%
Adjusted EBITDA Mrg.	17.2%	20.4%	12.3%	4.9pp	17.4%	9.6%	7.7pp

Note: Financial performance pre intersegment eliminations.

Net revenue was US$482 million in 4Q20, 5% higher compared to US$460 million in 4Q19, mainly due to higher average zinc prices.

In 2020, net revenue reached US$1,550 million, down 17% year-over-year. The decrease was primarily explained by the slowdown in industrial activities in our home markets during the 1H20, which were impacted by the COVID-19 pandemic, and the lower average zinc price.

Cost of sales increased by 3% in 4Q20, totaling US$397 million compared to US$387 million in 4Q19. This performance is mainly explained by (i) higher metal prices impacting the zinc concentrate purchase price; (ii) higher maintenance expenses; and (iii) the incremental costs related to payroll expenses in the quarter; which were partially offset by (iv) higher TCs paid to our smelters; (v) the depreciation of the Brazilian real against the U.S. dollar; and (vi) the decrease in operating costs driven by lower energy prices.

Earnings Release – 4Q20 and 2020

In 2020, cost of sales totaled US$1,288 million, 22% lower compared to 2019, driven by (i) lower metal prices impacting the zinc concentrate purchase price; (ii) higher TCs paid to our smelters; (iii) the decrease in operating costs driven by lower energy, material and service costs in Peru; and (iv) the Brazilian real devaluation; partially offset by (v) the incremental costs related to COVID-19 and (vi) lower by-product credits.

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 4Q20, Nexa acquired 51% of zinc concentrate from our own mines, with the remainder supplied from third parties.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 4Q20

We apply a benchmark TC for our integrated mining and smelting operations. For purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges or treatment charges negotiated annually.

The 2020 benchmark TC, negotiated in late March, was US$300/t concentrate, up 22% from 2019 (US$245/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed through different periods during the year, we consider the 3-year average benchmark TC. The reference (average benchmark TC of 2020, 2019 and 2018) for 2020 stood at US$231/t concentrate, up 23% from the previous reference (average benchmark TC of 2019, 2018 and 2017 was US$188/t).

At the end of 4Q20, spot treatment charge in China was US$85/t concentrate, down from US$115/t at the end of 3Q20, US$170/t at the end of 2Q20 and US$265/t at the end of 1Q20, as reported by Wood Mackenzie, indicating a tighter concentrate availability in the market.

Adjusted EBITDA for the smelting segment totaled US$83 million in 4Q20, up 47% from US$56 million reported in 4Q19. This increase was mainly explained by (i) the positive variation of US$19 million from higher TCs; (ii) the depreciation of the Brazilian currency; and (v) lower corporate expenses; partially offset by (vi) the negative net price effect of US$5 million related to changes in market prices resulting in quotation period adjustments.

Earnings Release – 4Q20 and 2020

During 2020, Adjusted EBITDA for our smelting segment totaled US$269 million, up 50% year-over-year due to (i) higher TCs, partially offset by changes in market prices resulting in quotation period adjustments; (ii) lower operating costs (energy prices and higher silicate mix); and (iii) the decrease in corporate expenses.

Cash cost and AISC9

Consolidated cash cost		4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
Cash cost net of by-products	US$/t	2,035	1,744	1,962	3.8%	1,790	2,235	(19.9)%
AISC net of by-products	US$/t	2,154	1,902	2,301	(6.4)%	1,929	2,452	(21.3)%
Cash cost net of by-products	US$/lb	0.92	0.79	0.89	3.8%	0.81	1.01	(19.9)%
AISC net of by-products	US$/lb	0.98	0.86	1.04	(6.4)%	0.87	1.11	(21.3)%

Cash cost net of by-products for the smelting segment increased by 4% to US$0.92/lb (or US$2,035/t) in 4Q20 compared to 4Q19. Market-related factors, such as higher TCs and the Brazilian currency devaluation had a positive impact on our costs of US$0.04/lb (or US$83/t) and US$0.03/lb (or US$60/t), respectively, which were offset by higher LME price and operating costs totaling US$0.10/lb (or US$220/t).

9 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

Earnings Release – 4Q20 and 2020

Compared to 3Q20, cash cost increased by 17% mainly driven by higher operating costs explained by higher maintenance and payroll expenses in the quarter.

AISC net of by-products decreased in 4Q20 to US$0.98/lb from US$1.04/lb in 4Q19, due to lower sustaining CAPEX and corporate G&A expenses.

For 2020, cash cost decreased 20% to US$0.81/lb (or US$1,790/t) compared to US$1.01/lb (or US$2,235/t) in 2019, driven by higher TCs and lower operating costs.

AISC in 2020 was US$0.87/lb (or US$ 1,929/t), down 21% compared to 2019 mainly due to the aforementioned reasons, in addition to lower sustaining CAPEX and corporate G&A.

For a reconciliation of cash cost and AISC, please refer to the appendix section “All-in Sustaining Cost – Smelting”.

Earnings Release – 4Q20 and 2020

Liquidity and Indebtedness

On December 31, 2020, Nexa’s consolidated gross debt10 amounted to US$2,024 million, 5.4% higher compared to the balance at September 30, 2020, mainly driven by the 8% Brazilian real (end of period) appreciation against the U.S. dollar and the partial drawdown of the BNDES loan agreement.

At the end of the period, 77.7% (or US$1,573 million) of the gross debt was denominated in U.S. dollars and 22.3% (or US$452 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Liquidity remained strong. Cash and cash equivalents and financial investments (“total cash”) amounted to US$1,121 million at December 31, 2020, 14% higher compared to September 30, 2020 mainly driven by the positive cash flow generation in the quarter and the partial drawdown of the BNDES loan agreement, which proceeds were partially used to repay existing financial indebtedness.

Total cash was sufficient to cover the payment of all obligations maturing over the next 6 years. The average maturity of the total debt was 5.4 years at an average interest rate of 4.68% per year.

On December 31, 2020 Nexa’s net debt11 was US$924 million compared with US$970 million at the end of 3Q20.

Only 7.2% (US$146 million) of the total debt matures in 2021, 29.6% (US$599 million) matures between 2022 and 2026, while 63.2% (US$1,279 million) of total debt matures after 2027.

10 Loans and financings (“gross debt”)

11 Gross debt (US$2,024 million) minus cash and cash equivalents (US$1,086 million), minus financial investments (US$35 million), plus negative derivatives (US$5 million), plus Lease Liabilities (US$26 million).

Earnings Release – 4Q20 and 2020

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, was 2.29x at December 31, 2020, compared to a ratio of 3.23x at September 30, 2020, explained by the higher Adjusted EBITDA and the decrease in net debt.

US$ million	Dec 31, 2020		Sep 30, 2020
Net Debt	923.7		969.6
LTM Adj. EBITDA	402.9		300.5
Net Debt/LTM Adj. EBITDA	2.29	x	3.23	x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position, the maturity profile of our debt and additional opportunities in order to contribute to the deleveraging process of the Company.

7-year bond

In June, Nexa announced and concluded an offering of US$500 million 6.500% senior unsecured notes due January 2028. The net proceeds of the offering were used to repay certain existing financial indebtedness, including the US$300 million revolving credit facility, which had been fully drawn down in April. The revolving credit facility remains committed until October 2024 and future disbursement under the facility will be subject to Nexa’s compliance with the relevant conditions, including the applicable financial covenants.

BNDES – new loan agreement

On July 22, Nexa entered into a new loan agreement of up to R$750 million, or approximately up to US$140 million, with BNDES. The proceeds will be used to finance the Aripuanã project.

The new loan agreement matures in 2040 and its average annual interest rate is TLP (long term rate) plus 3.39%.

In 4Q20, we drew R$475 million (or US$88 million) that was partially used to repay existing financial debt related to the project, with the remaining amount estimated to be drawn in 2021.

Credit Rating

Nexa’s credit is rated by the three major rating agencies:

Rating agencies	Rating	Outlook
S&P	BB+	Stable
Fitch	BBB-	Negative
Moody’s	Ba2	Negative

Earnings Release – 4Q20 and 2020

Cash Flows

US$ million	4Q20	2020
Net cash flows provided by (used in):
Operating activities	165.6	291.7
Investing activities	(57.9)	(369.2)
Financing activities	50.9	451.6
Increase in cash and cash eq.	131.8	387.5
Cash and cash eq. at the beginning of the period	954.4	698.6
Cash and cash eq. at the end of the period (1)	1,086.2	1,086.2

(1) Does not include financial investments totaling US$35 million at December 31, 2020

In 4Q20, the net cash provided by operating activities was US$166 million. Working capital changes had a positive impact of US$89 million primarily due (i) a positive variation of US$77 million in trade and confirming payables due to an increase in the average supplier payment terms; and (ii) a US$51 million gain from changes in other liabilities due to an increase in income tax payable in Nexa Recursos Minerais (Brazil) and Nexa Resources Cajamarquilla (Peru); partially offset by (iv) a negative variation of US$34 million in trade receivables; and (iv) a US$36 million impact from changes in inventory.

We used US$58 million of net cash flows for investing activities in 4Q20 impacted by US$100 million of CAPEX. Our financial investments below 90 days decreased, although not cash generating, it positively affected our consolidated free cash flow in the quarter.

Cash from financing activities in the quarter was a positive US$51 million, mainly explained by the net increase of loans and lease liabilities due to new debt assumption in the period (BNDES).

As a result, cash increased by US$132 million, resulting in cash and cash equivalents of US$1,086 million at the end of 4Q20.

In 2020, the net cash provided by operating activities was positive US$292 million. We had a net increase in cash of US$388 million compared to our cash balance at the beginning of the period primarily explained by positive operating income, working capital gains and the assumption of new debt, which proceeds were partially used to repay certain existing financial indebtedness.

Earnings Release – 4Q20 and 2020

Investments

CAPEX

Nexa made investments of US$107 million in 4Q20 before tax credits. We have accrued tax credits of US$5 million in the period. As a result, total CAPEX in 4Q20 was US$102 million. Of this amount, 71% was allocated to expansion projects driven by Aripuanã’s project development (US$60 million) and Vazante’s mine deepening (US$3.2 million).

Non-expansion projects accounted for 32% of the total CAPEX in 4Q20. The main investments were related to sustaining CAPEX.

In 2020, CAPEX before tax credits amounted to US$354 million. We have accrued tax credits of US$18 million with respect to our ongoing projects. Consequently, CAPEX for the year totaled US$336 million. Of this amount, 55% was related to the Aripuanã project and 4% to the Vazante mine deepening project.

CAPEX (US$ million)	4Q20	2020
Expansion projects	72	222
Aripuanã	60	187
Others (1)	12	35
Non-Expansion	35	133
Sustaining	40	107
HSE	2	16
Others (2)	(7)	9
CAPEX before tax credits	107	354
Tax credits	(5)	(18)
TOTAL CAPEX	102	336

(1) Including Vazante mine deepening brownfield project.

(2) Modernization, IT and others.

Mineral exploration and project evaluation12

(US$ million)	4Q20	2020
Exploration	14.6	38.3
Mineral exploration	11.0	27.6
Sustaining and mineral rights	3.6	10.7
Project evaluation	5.5	15.4
Other	4.6	7.8
Technology	1.6	3.5
Communities	3.0	4.3
Total	24.7	61.5

In 4Q20, exploration expenses were US$14.6 million, mainly related to greenfield (37% of total) and brownfield (37% of total) exploration.

12 Exploration and project evaluation expenses consider several stages of evaluation, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

Earnings Release – 4Q20 and 2020

Project evaluation investment amounted to US$5.5 million in 4Q20, including approximately US$2.2 million directed towards greenfield projects in FEL1 and FEL2 stages and US$2.8 million to brownfield projects in the same stages.

In 2020, mineral exploration investment was US$38 million, while project evaluation amounted to US$15 million, down 48% and 61%, respectively, compared to 2019 due to COVID-19 costs related-measures.

As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.

4Q20 Mineral Exploration Highlights

▪	In Cerro Lindo, drilling results have continued to confirm continuity of orebodies 5B, 13 and 14.

▪	In El Porvenir, drilling activities have continued to confirm lateral extensions of the Sara orebody.

▪	Exploratory drilling was resumed at Aripuanã in 3Q20 and the new exploration target Babaçu Northwest was tested in 4Q20, confirming extension of the VMS mineralization.

▪	At Hilarión drilling in 4Q20 focused only on the Mia target, northwest of the Hilarión deposit. Preliminary results confirmed mineralization at depth. Drilling at the Eureka II target was postponed mainly due to climate factors.

▪	A resource model update at Florida Canyon was completed in 4Q20. Results will be informed in our annual MRMR report. Drilling is still on hold.

Beginning in 1Q21, we plan to publish a quarterly report updating our exploration activities separately from our Earnings Release.

Cerro Lindo

The exploration program has been focused on the extensions of known orebodies and exploratory drilling to find new mineralized zones, primarily to the north and southeast of Cerro Lindo.

In 4Q20, a total of 9,015 meters of mineral exploration drilling and 12,531 meters of infill drilling were executed, totaling 23,189 meters and 37,214 meters, respectively, in 2020.

Following the results obtained in 3Q20, the continuity of orebody 5B was confirmed to the north with hole PECLD05141 with 8.6m@81.42g/t Ag and 33.4m@2.06% Zn, between levels 1800 and 1900. In orebody 13, the continuity of the mineralization to the northwest was confirmed with hole PECLD05162 with 43.9m@1.32% Zn and 77.13g/t Ag, 6.4m@4.80% Zn. In orebody 14 mineralization was confirmed between levels 1800 and 1900 showing continuity to the southeast, with hole PECLD05215 with 5.9m@2.69% Zn, 10.2@2.42% Zn.

For Zinc Equivalent parameters, forecast long-term metal prices are: Zn: US$ 2,899/t, Pb: US$ 2,304/t, Cu: US$ 7,362/t, Ag: US$ 19,31/oz and Au: US$ 1,555/oz for Atacocha/ El Porvenir. Average resource metallurgical recoveries are: Zinc (79%), Lead (72%) and Silver (50%). Cerro Lindo: Copper (87%), El Porvenir: Copper (15%), Gold (51%), Atacocha: Copper (6%), Gold (51%).

Earnings Release – 4Q20 and 2020

During 1Q21, we plan to continue drilling towards the south of orebody 14, orebody 8 and orebody 9 to define the continuity of the deposit and to drill Pucasalla Este below the geophysical anomaly from underground. In March 2021, we plan to start the surface program to drill the Pucasalla target.

El Porvenir

The exploration drilling works were focused on extending the existing mineralized bodies along strike and at depth, and exploration drilling on the Sara mineralized zone focused on delineating a bulk mineralization close to surface and to the existing processing plant. In 4Q20, a total of 5,183 meters of mineral exploration drilling and 5,564 meters of infill drilling were executed, totaling 16,126 meters and 21,443 meters, respectively, in 2020.

The surface drilling at Sara revealed positive results such as PEEPD01846 with 7.5m@0.68%Zn, 5.00% Pb, 333.90 g/t Ag and 1.05 g/t Au; PEEPD01850 with 11.2m@1.62%Zn, 3.13% Pb, 167.41 g/t Ag and 2.06 g/t Au; PEEPD01848 with 14.2m@0.07%Zn, 1.52%Pb, 521.69 g/t Ag and 2.00 g/t Au.

In 1Q21, we plan to continue drilling the south and west extensions of Sara. The surface drilling program includes 1,000 meters of scout drilling to explore the west. Sara Deep will continue to be drill tested from underground in level 4050. The drilling will focus on the Upper Sara.

Earnings Release – 4Q20 and 2020

Atacocha

In 4Q20, 5,201 meters of infill drilling were executed, totaling 17,548 meters in 2020. Mineral exploration drilling is still suspended at Atacocha and we do not expect exploratory drilling activities to be resumed in 2021.

The Asunción orebody system, located northwest of San Gerardo pit, confirmed continuity at depth with favorable results as shown by hole PATD1401 with 12.8m@1.42% Zn, 0.66%Pb, 48.61 g/t Ag and 0.84 g/t Au. Drilling results in Asunción Extension confirmed continuity to northwest, with favorable widths in hole PATD01423 with 11.3m@0.25% Zn, 2.71%Pb, 63.12 g/t Ag and 0.48 g/t Au.

Infill drilling at Chercher orebody confirmed mineralization above level 4050, but mineralization was not confirmed at Chercher Northern extensions.

For the next quarter, we expect to continue drill test orebody Chercher to define orebody continuity at depth, and to drill orebody 9.

Hilarión

In 4Q20, 4,412 meters of exploratory drilling were executed, totaling 4,603 meters in 2020. The drilling program was focused on testing the western side of the Mia intrusive stock, where thick zinc, lead and silver mineralization are present on the surface reaching thicknesses of 25 to 35 meters in continuous outcropping ‘mantos’.

Five holes were drilled until December, three were completed and two are still in progress. The mineralized skarn horizon was intercepted at depth by holes PEMIAD000001 and PEMIAD000002 at 100 and 200 meters respectively. The vein structure (V3) from hole PEMIAD000002 achieved grades of 3.3% Zn, 4.39% Pb, 182.25 g/t Ag and 1.26% Cu over 2.5 meters.

In 1Q21, we plan to complete the diamond drilling program at Mia and start a drilling program at Hilarión South to drill test the continuity of the Hilarión mineralization towards the south, where Zn, Pb, Cu, Ag mineralized veins trending east west and north south occur at surface.

Earnings Release – 4Q20 and 2020

Vazante

The brownfield exploration in Vazante is targeting the expansion of existing mineralized zones and exploration of new areas to define new mineralized zones near the mine. In 4Q20, 403 meters of infill drilling and 1,291 meters of exploratory drilling were executed, totaling 2,428 and 2,202 meters, respectively, in 2020.

In the Vazante Mine, we confirmed the extension of the willemite mineralization in the Extremo Norte area (pending assays will be reported in 1Q21). In the Vazante Sul Target exploration drilling confirmed the presence of pink dolomite, typical host rock for Vazante orebody.

For 1Q21, we intend to continue the extension drilling program in the Vazante Mine. Exploratory drilling will focus in the Vazante Sul, Vazante Norte, Sungem and other new targets such as Mata Preta and Carrapato.

Earnings Release – 4Q20 and 2020

Morro Agudo

In 4Q20, a total of 2,843 meters of expansion drilling were performed in the central zone of Bonsucesso and additional 1,434 meters of exploratory drilling were drilled in the Carrancas target (4km south of Ambrosia Sul Mine), totaling 6,095 meters of exploratory drilling in 2020, and 6,133 meters of infill drilling in 2020 at Bonsucesso.

Key intercepts refer to Bonsucesso holes drilled in 4Q20 with pending assay results and include visual estimated figures such as, 7% Zn over 3.8 meters (BRMAMBSCD000195), 16% Zn and 2% Pb over 7 meters (BRMAMBSCD000196) and 3% Zn and 2% Pb over 8.5 meters (BRMAMBSCD000197) as shown below.

For 1Q21, we plan to continue expansion brownfield drilling in Bonsucesso mineralized zone, scout drilling on Carrancas target and other targets north of Bonsucesso.

Earnings Release – 4Q20 and 2020

Aripuanã

In 4Q20, we continued exploratory drilling on the northwest extension of the Babaçu body and 1,901 meters of exploratory drilling were executed, totaling 3,741 meters in 2020. Drill holes BRAPD000077 and BRAPD000078 intercepted massive sulphide in the Babaçu northwest Exploration Target, that should return good Zn and Pb assay results (pending assays). Hole BRAPD000077 displayed thick stratabound intersections due to folding.

For 1Q21, we will continue the extension drilling in the Babaçu NW Exploration Target to prove continuity of mineralization to the northwest below the Ambrex deposit, as shown below.

Earnings Release – 4Q20 and 2020

Earnings Release – 4Q20 and 2020

Projects pipeline

In addition to Aripuanã, Nexa maintains a pipeline of potential growth projects in different stages of maturity, summarized below.

As a result of COVID-19 related-measures and our commitment to capital discipline, Nexa has revised its project portfolio and timeline. Social restrictions associated with pandemic concerns also ended up imposing physical limitations to our exploration and project targets. Future progress may be delayed due to COVID-19 related measures.

Magistral engineering studies (FEL3) continue to progress. In 2021, we expect to advance further detailed engineering and optimization opportunities to mitigate the risk of project execution, before consideration of project approval.

The pre-feasibility studies at Shalipayco and Pukaqaqa projects remain on hold.

Regarding Hilarión, exploration activities in 4Q20 were completed as planned for the West of Mia Target. The 2021 drilling program will focus on testing the continuity of the mineralization towards the South of Hilarión. We are planning 14.1 km of diamond drilling in the southern direction.

	Projects	Description	Comments
MAIN PROJECTS UNDER ANALYSIS	Shalipayco (75% Nexa Peru*; 25% Pan American Silver Peru)

➢ Potential underground polymetallic project containing zinc, lead and silver deposits.

➢ Located in the Central Andes of Peru

➢ Consists of mining concessions with evidence of MVT mineralization (a deposit type similar to Morro Agudo).

➢ In PFS stage. ➢ Project remains on hold.
	Magistral (100% Nexa Peru*)	➢ Potential open pit copper mine project ➢ Located in the Ancash department, in Peru.	➢ In feasibility study (FEL3) phase.
	Pukaqaqa (100% Nexa Peru*)	➢ Potential open pit copper project (with gold credits) located in Huancavelica department, in Peru.	➢ PFS stage remains on hold. ➢ Only metallurgical tests are in progress. Final report for Phase 1 will be issued shortly, allowing the start of variability tests in 1Q21.
Florida Canyon (61% Nexa Peru*; 39% Solitario Zinc)

➢ Potential underground project containing high grade zinc and lead sulfide

➢ Advanced mineral exploration project comprised of 16 contiguous mining concessions, covering approximately 12,600 hectares, located in Peru.

➢ In exploration stage. ➢ Project remains on hold.
Hilarión (100% Nexa Peru*)

➢ Exploration project located south of the Antamina mine in Ancash, Peru

➢ Skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits

➢ Potential underground mine that could either use its own processing plant or one of the several existing plants in the area.

➢ In exploration stage.

➢ Exploration activities are ongoing.

➢ In 4Q20, we finished the diamond drilling at Mia Target.

➢ For 2021, we plan to drill south of Hilarión to test the continuity of mineralization.

	Bonsucesso Project (Morro Agudo) (100% Nexa Resources)	➢ Potential underground mine that will extend the life of mine of Morro Agudo. The run-of-mine of Bonsucesso will feed the existing processing plant.	➢ FEL3 has been resumed in 1Q21. ➢ In 4Q20, updated mine designs with new block model information was completed.

*Nexa Resources owns 80.16% interest in Nexa Peru.

Earnings Release – 4Q20 and 2020

Others

Impairment

On December 31, 2020 Nexa recognized an impairment loss in the amount of US$10 million relating primarily to the Ambrósia mine assets following the suspension of the operations of the open pit at the end of its mine life.

In 2020, Nexa recorded a non-cash, pre-tax impairment loss on long-lived assets in the total amount of US$557 million, comprised of (i) an impairment loss of US$226 million in Cerro Pasco cash-generating unit (“CGU”); (ii) an impairment loss of US$267 million in goodwill in Mining Peru (Mining Peru is the lowest level within Nexa at which the goodwill generated in the acquisition of Nexa Peru is monitored); (ii) individual assets impairment in the amount of US$45 million in the Jarosite conversion project, US$10 million in relation to the Ambrosia mining assets and US$10 million in relation to Atacocha underground assets.

For further information, please refer to note 33 – Impairment of non-current assets - in Nexa’s Consolidated financial statements at December 31, 2020 and independent auditor’s report.

Dividends and outstanding share data

Dividends

On February 11, 2021, Nexa’s Board approved13 a cash dividend of US$0.264273 per common share, or approximately US$35 million, considering 132,438,611 shares outstanding as of December 31, 2020, to shareholders of the Company of record at the close of business on March 12, 2021. The dividend payment is expected to occur on March 26, 2021.

13 Subject to ratification, in accordance with Luxembourg laws, by the Company’s shareholders at the annual shareholders’ meeting for the fiscal year ended December 31, 2021 expected to occur in June 2022.

Earnings Release – 4Q20 and 2020

Market Scenario

4Q20

LME Prices		4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
Zinc	US$/t	2,628	2,335	2,388	10.1%	2,267	2,546	(11.0)%
Copper	US$/t	7,166	6,519	5,881	21.9%	6,181	6,000	3.0%
Lead	US$/t	1,901	1,873	2,045	(7.0)%	1,826	2,000	(8.7)%
Silver	US$/oz	24.39	24.26	17.32	40.8%	20.55	16.21	26.8%
Gold	US$/oz	1,874	1,909	1,481	26.6%	1,770	1,393	27.1%

Source: Bloomberg

Zinc

In 4Q20, the LME zinc price averaged US$2,628/t (or US$1.19/lb), up 10% and 13% from 4Q19 and 3Q20, respectively. The price increase was mostly driven by strong economic activity in China, whose investments in infrastructure continue to contribute to zinc demand, combined with a weaker U.S. dollar.

Zinc metal demand in our home market (Latin America ex-Mexico) recovered after the decrease in 2Q20 and in 2020 we estimate demand decreased by 1% compared to the previous year, based on preliminary market data14 and internal analysis. Zinc demand has recovered in 2H20 from low levels in 2Q20, mostly driven by a mix of pent-up demand, stocks replenishment and fiscal stimulus (particularly in Brazil).

Zinc demand in our home market (Latin America ex-Mexico) continued its upward trend in 4Q20, still sustained by construction, infrastructure, energy and agribusiness sectors. The automotive industry also showed signs of recovery. In Brazil, according to LCA consulting data, sales of construction materials increased by 21% in October and 17% in November, compared to the same period of last year. In addition, furniture and white goods sales increased by 22% and 18%, respectively. For the auto industry, according to Anfavea, 4Q20 was the best quarter of the year in terms of production, up 13% from 3Q20.

Although most of mines in China and Latin America have resumed their activities in 2H20, concentrate supply has not been sufficient to meet the improved demand from smelters, particularly in China. The active purchase of the smelters is also explained by their attempt to build up concentrate inventories before the winter season. As a result, Chinese spot TCs for imported material have decreased and reached their lowest level in December at US$85/t. Chinese spot TCs for domestic material had a similar trend, going from US$212/t in September to US$154/t in December.

14 Includes a compilation of preliminary data from Comex, Penta Transaction, and Global Trade Tracker.

Earnings Release – 4Q20 and 2020

Copper

The average copper LME price in 4Q20 was US$7,166/t (US$3.69/lb), up 9.9% from 3Q20 and 21.9% when compared to 4Q19. Copper prices in December reached the highest level since February 2013. Similar to zinc prices, the increase in copper prices was driven by a weaker U.S. dollar and a positive outlook for Chinese demand growth.

On the consumption side, Chinese demand continues improving, along with economic activity in the rest of the world, particularly in the manufacturing sector. In terms of copper supply, the unofficial Chinese ban on Australian concentrate has kept supply relatively tight since October 2020.

Spot TCs remained stable in 4Q20 compared to 3Q20, since the market was focused on negotiation for 2021 long term contracts. Copper LME warehouses presented a material decrease, with closing stocks of 108kt, down 35% from the end of 3Q20.

Foreign Exchange

FX	4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
BRL/USD (Average)	5.392	5.377	4.115	31.0%	5.157	3.946	30.7%
BRL/USD (End of period)	5.196	5.640	4.030	28.9%	5.196	4.030	28.9%
PEN/USD (Average)	3.602	3.544	3.361	7.2%	3.497	3.336	4.8%
PEN/USD (End of period)	3.618	3.603	3.313	9.2%	3.618	3.313	9.2%

Source: Bloomberg

Throughout 4Q20, the U.S. dollar continued to weaken against several currencies, as investor appetite for risk increased on the prospects of further fiscal stimulus from the U.S. under the new administration, as well expectations of a global recovery. In addition, Fed interest rates remained and are expected to remain low until the economy show signs of a sustainable recovery.

In Brazil, the Brazilian real changed its devaluation trend and at the end of the period was 5.196/US$ versus 5.640/US$ (-7.9%) in 3Q20. Consequently, the average exchange rate for the Brazilian real in 4Q20 was 5.392/US$ versus 5.337/US$ (+0.3%). Compared to 4Q19, the average exchange rate for the Brazilian real was 31% higher.

The average exchange rate for Peruvian soles in 4Q20 increased to 3.602/US$, up 7.2% and 1.6% from 4Q19 and 3Q20, respectively. In 2020, the Peruvian soles devalued as a result of the expansionary policy established by the government to mitigate the negative effects of COVID-19 in the economy.

Earnings Release – 4Q20 and 2020

Market | 2021 Outlook

The outlook for base metals in 2021 is positive, given how economies have responded to economic stimulus packages to mitigate impacts from COVID-19. Global vaccine distribution may also boost consumer and business confidence. On the macroeconomic side, the U.S. dollar performance may continue to support base metals prices. Risk factor for this scenario remains related to the measures adopted by local governments worldwide in their efforts to control the spread of COVID-19.

The IMF’s World Economic Outlook (January 2021 report) increased the expected global economic growth rate for 2021 from 5.2% to 5.5%, after an estimated 3.5% contraction in 2020 (versus 4.4% in its October report). Although pandemic-related uncertainties remain, growth prospects for 2021 are supported by a vaccine-propelled recovery.

For advanced economies, the IMF now estimates a 4.3% growth in 2021 while emerging markets and developing countries’ economies are forecasted to grow 6.3%, with China increasing 8.1%, Latin America up 4.1% and Brazil (our largest market in Latin America) estimated to grow 3.6%.

As a result of positive forecasts for economic recovery, zinc demand in our home market (Latin America ex-Mexico) is expected to continue to recover.

Global zinc demand is also estimated to improve in 2021. Zinc consumption is expected to expand 4% (driven mostly by China’s recovery) in 2021 after an estimated 5.5% contraction in 2020, according to WoodMackenzie.

On the supply side, zinc concentrate availability should remain tight at least in the first months of 2021. Zinc mine output is expected to normalize after the COVID-19 related measures are lifted, which limited production activities in 2020, and the resumption in January 2021 of the Gamsberg zinc mine in South Africa, after a pit wall collapsed in November.

With respect to copper fundamentals, both concentrate and refined supplies have been tight, although it should ease along 2021, as mines are expected to increase production and some smelters are ramping-up. In 2021, global refined consumption is estimated to grow by 2.7%, according to WoodMackenzie, driven by a recovery in Chinese demand. Mine supply growth is estimated at 3.5% for 2021 which, combined with demand growth, should keep the market relatively balanced.

Earnings Release – 4Q20 and 2020

Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;

•	the changes in the expected level of supply and demand for commodities;

•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;

•	changes in global market conditions;

•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;

•	severe natural disasters, such as storms and earthquakes, disrupting our operations;

•	operational risks, such as operator errors, mechanical failures and other accidents;

•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;

•	the implementation of our growth strategy and risks associated with related capital expenditures;

•	failure to obtain financial assurance to meet closure and remediation obligations;

•	the possible material differences between our estimates of mineral reserves and the mineral quantities we actually recover;

•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;

•	labor disputes or disagreements with local communities;

•	loss of reputation due to unanticipated operational failures or significant occupational incidents;

•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;

•	currency exchange rate and interest rate fluctuations; and

•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

Earnings Release – 4Q20 and 2020

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

Earnings Release – 4Q20 and 2020

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR) (www.sec.gov).

Earnings Release – 4Q20 and 2020

UPCOMING EVENT

Earnings Conference Call

Date: Friday, February 12, 2020 – 10:00am (EST)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800 891 0015

International: +1-412-902-6754

Live audio webcast with slide presentation

https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Henry Aragon: henry.aragon@nexaresources.com

Renata Coutinho: renata.coutinho@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

Earnings Release – 4Q20 and 2020

Appendix

Income Statement	51
Balance sheet | Assets	52
Balance sheet | Liabilities	53
Cash Flows	54
Capex	55
Segments Information	56
Mining Information | Consolidated	57
Mining Information | by Asset	58
Smelting Information | Consolidated and by Asset	61
All in Sustaining Cash Cost | Mining	62
All in Sustaining Cash Cost | Smelting	66

Earnings Release – 4Q20 and 2020

Income Statement

US$ million	2019	2020
Net Revenue	2,332.7	1,950.9
Cost of sales	(1,947.8)	(1,563.9)
SG&A	(216.5)	(151.6)
Mineral exploration and project evaluation	(119.1)	(57.2)
Impairment loss	(142.1)	(557.5)
Other operating results	(18.2)	(19.2)
Net financial result	(104.9)	(278.2)
Financial income	31.1	11.2
Financial expenses	(117.4)	(159.8)
Other financial items, net	(18.5)	(129.6)
Depreciation, amortization and depletion	317.9	243.9
Adjusted EBITDA	349.0	402.9
Adj. EBITDA margin	15.0%	20.7%
Net income (loss)	(157.5)	(652.5)
Attributable to Nexa's shareholders	(145.1)	(559.2)
Attributable to non-controlling interests	(12.4)	(93.3)
Weighted average number of outstanding shares - in thousand (1)	132,622	132,439
Basic and diluted earnings (loss) per share - (in US$)	(1.09)	(4.22)

(1)Shares in treasury are not included in this amount. The shares were canceled in June 2020.

Note: The Company identified a calculation error in its historical tax base for the depreciation of certain Property, plant and equipment which impacted the book/tax temporary differences of these assets and the corresponding deferred tax asset/liability balances for years 2019 and 2018. Therefore, the financial statements of these periods have been revised to include these adjustments. As a result of this review, the Company made some immaterial reclassifications in the 2019 comparable information to be consistent with 2020.

For further information, please refer to note 3 in Nexa’s Consolidated Financial Statements at December 31, 2020.

Earnings Release – 4Q20 and 2020

Balance Sheet – Assets

Nexa - US$ thousand	Dec 31, 2020	Dec 31, 2019
Current assets
Cash and cash equivalents	1,086,163	698,618
Financial investments	35,044	58,423
Derivative financial instruments	16,329	4,835
Trade accounts receivables	229,032	177,231
Inventory	256,522	295,258
Recoverable income tax	12,953	37,850
Other assets	91,141	103,134
	1,727,184	1,375,349

Non-current assets
Financial investments	-	352
Derivative financial instruments	15,651	14,689
Deferred income tax	221,580	239,740
Recoverable income tax	13,110	6,663
Other assets	93,131	138,808
Property, plant and equipment	1,898,296	2,122,690
Intangible assets	1,076,405	1,538,526
Right-of-use assets	18,869	29,547
	3,337,042	4,091,015
Total assets	5,064,226	5,466,364

Earnings Release – 4Q20 and 2020

Balance Sheet – Liabilities

Nexa - US$ thousand	Dec 31, 2020	Dec 31, 2019
Current liabilities
Loans and financings	146,002	33,149
Lease liabilities	15,999	16,474
Derivative financial instruments	5,390	8,276
Trade payables	370,122	414,080
Confirming payables	145,295	82,770
Dividends payable	4,557	6,662
Asset retirement and environmental obligations	33,095	19,001
Contractual obligations	27,132	26,351
Salaries and payroll charges	56,107	58,913
Tax liabilities	43,630	9,694
Other liabilities	29,230	23,620
	876,559	698,990

Non-current liabilities
Loans and financings	1,878,312	1,475,408
Lease liabilities	9,690	17,910
Derivative financial instruments	21,484	13,542
Asset retirement and environmental obligations	242,951	274,826
Provisions	30,896	26,071
Deferred income tax	218,392	287,952
Contractual obligations	138,893	154,171
Other liabilities	25,805	35,308
	2,566,423	2,285,188

Total liabilities	3,442,982	2,984,178

Shareholders' equity
Attributable to NEXA’s shareholders	1,377,445	2,109,577
Attributable to non-controlling interests	243,799	372,609
	1,621,244	2,482,186

Total liabilities and shareholders' equity	5,064,226	5,466,364

Earnings Release – 4Q20 and 2020

Cash Flows

Nexa - US$ thousand	4Q20	2020
Cash flows from operating activities
Income (loss) before income tax	100,272	(676,658)

Adjustments to reconcile income (loss) before income tax to cash

Impairment of non-current assets	7,782	557,497
Depreciation and amortization	62,841	243,925
Interest and foreign exchange effects	(64,956)	157,806
Gain (Loss) on sale of property, plant and equipment and intangible assets	1,906	2,268
Changes in provisions	(7,602)	13,159
Changes in fair value of loans and financings	3,601	8,058
Changes in operating assets and liabilities	89,375	92,460
Interest paid on loans and financings	(24,569)	(69,906)
Interest paid on lease liabilities	(221)	(1,385)
Premium paid on bonds repurchase	0	(14,481)
Income tax paid	(2,869)	(21,043)
Net cash provided by operating activities	165,560	291,700

Cash flows from investing activities
Acquisitions of property, plant and equipment	(99,454)	(323,688)
Net (purchases) sales of financial investments	40,205	(47,522)
Proceeds from the sale of property, plant and equipment	1,301	2,014
Net cash used in investing activities	(57,948)	(369,196)

Cash flows from financing activities
New loans and financings	111,246	1,296,496
Debt issue costs	(834)	(9,921)
Payments of loans and financings (1)	(45,623)	(757,513)
Payments of lease liabilities	(2,310)	(9,100)
Dividends paid	(12)	(55,964)
Dividends not withdrawn	0	1,009
Capital reduction of subsidiary – non-controlling interests	(11,566)	(13,392)
Net cash provided by financing activities	50,901	451,615

Foreign exchange effects on cash and cash equivalents	10,941	(16,070)
Other highly liquid short-term investments	(37,683)	29,496
Increase in cash and cash equivalents	131,771	387,545
Cash and cash equivalents at the beginning of the period	954,392	698,618
Cash and cash equivalents at the end of the period	1,086,163	1,086,163

(1) Includes transaction costs

Earnings Release – 4Q20 and 2020

Capex

US$ million	4Q20	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	2020	2019
Mining	31.5	23.1	17.2	30.8	58.7	36.4	48.1	37.9	102.5	181.1
Cerro Lindo	8.8	7.5	2.4	8.9	14.6	12.2	14.0	9.7	27.7	50.5
El Porvenir	3.7	3.3	1.0	5.0	12.8	2.4	9.1	8.6	12.9	32.9
Atacocha	6.3	3.3	0.9	4.8	6.0	1.9	1.4	2.5	15.3	11.8
Vazante	11.1	7.3	10.7	8.5	18.3	15.3	20.6	15.7	37.6	70.0
Morro Agudo	1.6	1.6	2.2	3.5	6.9	4.5	3.1	1.5	9.0	15.9
Smelting	15.3	18.8	8.4	13.1	34.3	20.7	20.9	9.8	55.5	85.6
CJM	8.5	11.4	1.6	6.1	16.7	8.7	11.6	3.0	27.6	40.0
Três Marias	4.3	4.8	4.8	4.3	10.6	7.2	5.3	3.8	18.1	26.9
Juiz de Fora	2.5	2.6	2.0	2.7	7.0	4.8	4.0	2.9	9.8	18.7
Other	55.4	43.4	43.3	36.3	53.7	46.9	25.6	17.3	178.4	143.5
Total	102.2	85.2	68.9	80.1	146.7	104.0	94.6	65.0	336.5	410.3
Expansion	72.4	55.2	52.9	41.1	66.6	57.8	40.1	24.0	221.7	188.4
Non-Expansion	29.8	30.0	15.9	39.0	80.1	46.2	54.6	41.0	114.7	221.9

US$ million	4Q20	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	2020	2019
Modernization	0.8	1.9	2.2	3.2	7.7	3.9	4.0	2.9	8.1	18.4
Sustaining (1)	39.8	28.1	17.7	21.9	52.0	29.2	34.0	22.4	107.4	137.7
HSE	1.8	1.9	1.9	10.5	15.1	12.9	14.5	14.7	16.2	57.3
Other (2)	(12.6)	(2.0)	(5.9)	3.4	5.3	0.1	2.1	1.0	(17.0)	8.5
Non-Expansion	29.8	30.0	15.9	39.0	80.1	46.2	54.6	41.0	114.7	221.9

(1) Since 2Q20, investments in tailings dams are included in sustaining expenses.

(2) Tax credits included.

Earnings Release – 4Q20 and 2020

Segments Information

US$ million	4Q20	3Q20	4Q19	4Q20 vs. 4Q19	2020	2019	2020 vs. 2019
Revenue - Mining	269.4	206.0	233.7	15.3%	748.5	1,000.6	(25.2)%
Revenue - Smelting	481.8	422.1	459.8	4.8%	1,550.3	1,865.7	(16.9)%
Intersegment Results	(136.3)	(99.4)	(111.4)	22.4%	(375.4)	(535.8)	(29.9)%
Adjustments	19.6	9.1	3.8	416.9%	27.5	2.2	1164.2%
Net Revenue	634.5	537.8	585.8	8.3%	1,950.9	2,332.7	(16.4)%

Cost of sales - Mining	(177.5)	(146.5)	(196.8)	(9.8)%	(625.4)	(805.1)	(22.3)%
Cost of sales - Smelting	(397.0)	(336.3)	(386.5)	2.7%	(1,287.9)	(1,655.1)	(22.2)%
Intersegment Results	136.3	99.4	111.4	22.4%	375.4	535.8	(29.9)%
Adjustments	(21.8)	(14.1)	(4.0)	444.2%	(26.0)	(23.5)	10.8%
Cost of sales	(460.1)	(397.5)	(475.9)	(3.3)%	(1,563.9)	(1,947.8)	(19.7)%

Gross Profit - Mining	91.9	59.6	36.9	149.4%	123.1	195.5	(37.1)%
Gross Profit - Smelting	84.7	85.8	73.2	15.7%	262.4	210.7	24.6%
Adjustments	(2.2)	(5.0)	(0.2)	991.1%	1.5	(21.3)	-
Gross Profit	174.5	140.3	119.9	58.8%	387.0	384.9	0.5%

Adjusted EBITDA - Mining	87.2	66.9	13.0	569.4%	140.5	172.6	(18.6)%
Adjusted EBITDA - Smelting	82.6	86.0	56.3	46.7%	269.2	180.0	49.5%
Adjustments	(2.5)	(0.9)	(4.4)	(43.9)%	(6.7)	(3.6)	84.6%
Adjusted EBITDA	167.3	152.0	64.9	157.8%	402.9	349.0	15.5%

Note: the metal concentrate produced in our mines is sold to third parties and to our own smelters, which consume the majority of our zinc mining production. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

Earnings Release – 4Q20 and 2020

Mining information | Consolidated

Consolidated

Consolidated		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Treated Ore	kt	3,321.4	3,227.8	3,305.3	3,147.1	2,806.6	1,856.1	3,040.8	3,150.2

Grade
Zinc	%	3.10	3.23	3.34	2.98	3.12	3.86	3.07	3.29
Copper	%	0.35	0.33	0.39	0.40	0.32	0.32	0.33	0.34
Lead	%	0.49	0.54	0.55	0.50	0.48	0.40	0.52	0.54
Silver	oz/t	0.87	0.95	0.99	0.94	0.87	0.77	0.95	0.94
Gold	oz/t	0.005	0.004	0.005	0.005	0.003	0.003	0.004	0.005

in Content
Zn	kt	89.7	91.4	97.1	82.9	76.9	62.4	81.9	91.9
Cu	kt	9.0	8.4	10.5	10.2	7.0	4.7	7.9	8.5
Pb	kt	12.3	13.1	13.7	12.3	9.4	4.7	11.4	12.5
Ag	koz	2,084.2	2,226.3	2,393.9	2,196.6	1,699.0	900.2	2,095.9	2,130.8
Au	koz	6.5	5.5	6.0	7.0	3.8	2.1	5.1	5.2
Zn Eq production (1)	kt	148.5	149.9	164.5	146.4	122.1	89.6	137.2	149.4

Cash Cost Net of By-products (2)	US$/t	881.0	1,055.2	923.9	914.1	1,148.9	793.7	735.3	727.9
Cash Cost Net of By-products (2)	US$/lb	0.40	0.48	0.42	0.41	0.52	0.36	0.33	0.33

Note: Until 3Q20 the reference price used for conversion was 2019 average benchmark prices. All numbers were updated to reflect the 2020 average benchmark price.

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2020 LME average benchmark prices: Zn: US$1.03/lb; Cu: US$2.80/lb; Pb: US$0.83/lb; Ag: US$20.5/oz; Au: US$1,770/oz.

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

Earnings Release – 4Q20 and 2020

Mining information | by Asset

Cerro Lindo, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Treated Ore	kt	1,767.3	1,659.9	1,678.1	1,694.5	1,394.3	846.9	1,559.0	1,682.1

Grade
Zinc	%	2.00	2.04	2.27	1.91	1.67	1.71	1.86	2.32
Copper	%	0.60	0.58	0.71	0.68	0.57	0.64	0.58	0.59
Lead	%	0.22	0.25	0.26	0.26	0.22	0.21	0.28	0.39
Silver	oz/t	0.62	0.69	0.72	0.75	0.68	0.75	0.78	0.86
Gold	oz/t	0.001	0.001	0.002	0.003	0.002	0.003	0.001	0.004

in Content
Zn	kt	31.6	30.9	34.6	29.2	21.3	12.6	26.0	35.5
Cu	kt	8.9	8.3	10.4	10.0	7.0	4.7	7.8	8.4
Pb	kt	2.8	3.0	3.3	3.2	2.2	1.2	3.1	5.1
Ag	koz	742.2	776.8	839.6	891.9	640.5	411.0	863.6	1,023.8
Au	koz	0.9	1.1	1.2	1.3	0.7	0.9	1.1	1.4
Zn Eq production (1)	kt	65.6	63.8	74.2	68.2	48.4	30.7	58.4	72.8

Cash Cost Net of By-products (2)	US$/t	336.1	779.1	221.1	96.6	818.5	(600.4)	(211.3)	(281.6)
Cash Cost Net of By-products (2)	US$/lb	0.15	0.35	0.10	0.04	0.37	(0.27)	(0.10)	(0.13)

El Porvenir, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Treated Ore	kt	530.3	539.8	547.9	502.8	423.6	233.4	415.2	430.5

Grade
Zinc	%	2.96	3.01	2.90	2.82	2.60	2.79	2.68	2.58
Copper	%	0.14	0.14	0.14	0.18	0.16	0.20	0.17	0.18
Lead	%	1.00	1.03	1.06	0.95	0.88	0.82	1.01	0.95
Silver	oz/t	2.05	2.04	2.21	2.00	1.89	1.92	2.20	1.97
Gold	oz/t	0.016	0.016	0.019	0.011	0.012	0.014	0.013	0.011

in Content
Zn	kt	13.9	14.3	13.9	12.5	9.7	5.8	9.7	9.6
Cu	kt	0.1	0.1	0.1	0.1	0.1	0.0	0.1	0.1
Pb	kt	4.2	4.4	4.6	3.8	2.8	1.5	3.3	3.2
Ag	koz	846.7	849.4	939.8	776.7	599.2	336.2	716.0	663.7
Au	koz	2.6	2.2	2.6	3.8	1.4	1.0	1.8	1.7
Zn Eq production (1)	kt	27.3	27.5	28.5	26.0	18.7	10.9	20.6	19.9

Cash Cost Net of By-products (2)	US$/t	1,099.7	1,447.6	1,359.9	1,614.2	930.1	816.7	1,380.3	2,038.3
Cash Cost Net of By-products (2)	US$/lb	0.50	0.66	0.62	0.73	0.42	0.37	0.63	0.92

Earnings Release – 4Q20 and 2020

Atacocha, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Treated Ore	kt	357.1	363.4	390.7	394.2	324.5	53.4	357.1	330.3

Grade
Zinc	%	1.30	1.55	1.48	1.40	1.43	1.20	1.08	1.09
Copper	%	0.09	0.09	0.08	0.07	0.07	0.04	0.04	0.04
Lead	%	1.21	1.43	1.36	1.20	1.23	1.19	1.19	1.04
Silver	oz/t	1.32	1.65	1.57	1.54	1.62	1.26	1.35	1.23
Gold	oz/t	0.015	0.011	0.011	0.011	0.010	0.011	0.010	0.012

in Content
Zn	kt	3.6	4.4	4.5	4.2	3.6	0.5	2.8	2.7
Cu	kt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pb	kt	3.7	4.4	4.5	3.9	3.3	0.5	3.6	2.8
Ag	koz	383.1	495.4	503.6	500.0	405.9	54.2	399.6	325.1
Au	koz	3.0	2.2	2.3	1.8	1.6	0.3	2.2	2.2
Zn Eq production (1)	kt	12.4	14.2	14.4	13.4	11.2	1.7	11.1	9.6

Cash Cost Net of By-products (2)	US$/t	1,717.2	(25.6)	3,000.3	(518.3)	1,733.7	(2,310.1)	(713.7)	(986.5)
Cash Cost Net of By-products (2)	US$/lb	0.78	(0.01)	1.36	(0.24)	0.79	(1.05)	(0.32)	(0.45)

Vazante, Brazil

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Treated Ore	kt	372.2	369.7	396.5	268.7	396.0	401.7	407.3	418.0

Grade
Zinc	%	10.98	11.27	11.20	12.69	10.67	10.52	10.31	10.22
Lead	%	0.31	0.35	0.40	0.13	0.37	0.40	0.34	0.35
Silver	oz/t	0.58	0.62	0.64	0.26	0.46	0.72	0.68	0.65

in Content
Zn	kt	34.7	35.6	38.4	30.3	36.8	36.8	36.9	37.6
Pb	kt	0.3	0.3	0.4	0.1	0.2	0.3	0.4	0.5
Ag	koz	101.1	104.7	110.9	16.4	49.9	98.7	116.6	118.3
Zn Eq production (1)	kt	35.8	36.8	39.7	30.5	37.3	37.9	38.2	39.1

Cash Cost Net of By-products (2)	US$/t	1,090.2	1,161.0	1,044.3	1,286.6	1,203.9	1,139.6	1,189.2	1,189.5
Cash Cost Net of By-products (2)	US$/lb	0.49	0.53	0.47	0.58	0.55	0.52	0.54	0.54

Earnings Release – 4Q20 and 2020

Morro Agudo, Brazil

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Treated Ore	kt	294.6	294.9	292.1	286.8	268.2	320.7	302.3	289.4

Grade
Zinc	%	2.16	2.29	2.22	2.65	2.37	2.38	2.43	2.46
Lead	%	0.58	0.48	0.43	0.58	0.45	0.48	0.52	0.51

in Content
Zn	kt	6.0	6.2	5.6	6.5	5.5	6.7	6.4	6.5
Pb	kt	1.3	1.1	1.0	1.4	0.9	1.1	1.0	0.9
Ag	koz	11.0	0.0	0.0	11.6	3.5	0.0	0.0	0.0
Zn Eq production (1)	kt	7.4	7.6	7.7	8.3	6.4	8.5	8.9	8.1

Cash Cost Net of By-products (2)	US$/t	1,552.8	1,998.0	2,101.3	2,610.5	2,328.7	1,542.9	1,372.2	1,762.6
Cash Cost Net of By-products (2)	US$/lb	0.70	0.91	0.95	1.18	1.06	0.70	0.62	0.80

Earnings Release – 4Q20 and 2020

Smelting | Consolidated and Sales by Asset

		1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Metallic zinc sales	kt	136.5	146.8	148.6	152.6	137.4	114.1	148.1	151.1
Zinc oxide sales	kt	8.9	9.2	9.6	9.0	8.0	5.7	10.3	10.7
Total sales volume	kt	145.5	156.0	158.3	161.5	145.3	119.9	158.4	161.8

Metallic zinc sales
Cajamarquilla	kt	79.8	84.2	89.0	87.6	76.2	57.6	81.6	87.5
Três Marias	kt	37.8	41.3	35.7	42.9	40.4	38.3	47.8	42.7
Juiz de Fora	kt	18.8	21.2	23.9	22.1	20.8	18.2	18.6	20.9

Zinc oxide sales
Três Marias	kt	8.9	9.2	9.6	9.0	8.0	5.7	10.3	10.7

Global recovery
Cajamarquilla	%	94.4	94.0	94.4	93.8	93.1	93.7	93.5	94.4
Três Marias	%	92.9	94.1	94.8	95.4	95.2	95.4	94.8	94.0
Juiz de Fora	%	92.2	94.2	93.4	93.5	92.1	92.8	93.3	93.3

Cash cost
Cajamarquilla	US$/t	2,405.3	2,347.0	2,247.9	1,900.2	1,802.3	1,794.6	1,795.8	2,070.1
Três Marias	US$/t	2,625.3	2,216.8	1,994.5	1,963.0	1,598.0	1,170.2	1,602.7	1,998.9
Juiz de Fora	US$/t	2,703.2	2,332.8	2,336.8	2,204.5	2,009.4	1,657.9	1,946.6	2,018.6

Cajamarquilla	US$/lb	1.09	1.06	1.02	0.86	0.82	0.81	0.81	0.94
Três Marias	US$/lb	1.19	1.01	0.90	0.89	0.72	0.53	0.73	0.91
Juiz de Fora	US$/lb	1.23	1.06	1.06	1.00	0.91	0.75	0.88	0.92

Earnings Release – 4Q20 and 2020

All-in Sustaining Cost – Mining (2)

4Q20

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	37,619	6,528	34,422	9,463	2,791	90,823		90,823
(+)	COGS	21.4	11.9	95.6	42.6	14.7	186.2	(8.7)	177.5
(+)	On-site G&A	1.5	1.3	0.0	0.0	0.0	2.8		2.8
(-)	By-products revenue	(4.4)	(3.5)	(95.4)	(23.9)	(16.4)	(143.5)	12.5	(131.0)
(+)	Treatment Charges	31.7	4.2	21.5	7.2	2.0	66.6		66.6
(+)	Selling Expenses	0.1	0.6	0.9	0.2	0.1	1.9		1.9
(-)	Depreciation, amortization and depletion	(3.4)	(2.1)	(28.4)	(6.0)	(2.1)	(42.0)	(0.8)	(42.8)
(-)	Royalties	(0.4)	(0.3)		0.0	0.0	(0.7)		(0.7)
(-)	Workers participation & Bonus	(0.6)	(0.3)	(4.2)	(0.3)	(0.1)	(5.6)		(5.6)
(+)	Others	(1.2)	(0.3)	0.2	(0.5)	(1.0)	(2.8)		(2.8)
(=)	Cash Cost (Sold)	44.7	11.5	(9.7)	19.3	(2.8)	63.1	3.0	66.1
	Cash Cost (Sold) (per ton)	1,189.5	1,762.6	(281.6)	2,038.3	(986.5)	694.7	0.0	727.9
(+)	Sustaining Capital Expenditure	7.9	1.5	8.8	3.7	6.3	28.2	(4.2)	24.1
(=)	Sustaining Cash Cost (Sold)	52.7	13.0	(0.8)	23.0	3.5	91.3	(1.2)	90.2
	Sustaining Cash Cost (Sold) (per ton)	1,399.7	1,998.3	(24.6)	2,427.6	1,254.5	1,005.6	0.0	992.8
(+)	Workers participation & Bonus	0.6	0.3	4.2	0.3	0.1	5.6		5.6
(+)	Royalties	0.4	0.3	0.0	0.5	0.1	1.2		1.2
(+)	Corporate G&A							13.7	13.7
(=)	AISC (Sold)								110.7
(=)	AISC (Sold)								1,218.6
(=)	AISC (Sold) in US$/lb								0.55

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness (temporary suspension of Atacocha production) of US$0.6 million (or US$0.10/lb) in 4Q20.

Earnings Release – 4Q20 and 2020

4Q19

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	30,350	6,534	27,171	12,786	4,296	81,136	0	81,136
(+)	COGS	22.8	18.4	89.2	38.2	33.7	202.3	(5.5)	196.8
(+)	On-site G&A	2.0	2.2	0.0	0.0	0.0	4.1		4.1
(-)	By-products revenue	(0.9)	(4.1)	(76.2)	(19.4)	(25.3)	(125.9)	3.6	(122.2)
(+)	Treatment Charges	21.7	3.2	13.8	8.1	2.9	49.7		49.7
(+)	Selling Expenses	0.2	0.8	0.7	0.2	0.1	1.9		1.9
(-)	Depreciation, amortization and depletion	(5.5)	(2.6)	(23.2)	(8.6)	(5.7)	(45.7)	(0.3)	(46.0)
(-)	Royalties	(0.4)	(0.3)	0.0	0.0	0.0	(0.7)	(0.8)	(1.5)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(2.4)	0.2	(0.0)	(2.9)		(2.9)
(+)	Others	(0.6)	(0.2)	0.7	2.0	(7.8)	(5.8)		(5.8)
(=)	Cash Cost (Sold)	39.0	17.1	2.6	20.6	(2.2)	77.1	(3.0)	74.2
	Cash Cost (Sold) (per ton)	1,286.6	2,610.5	96.6	1,614.2	(518.3)	950.7	0.0	914.1
(+)	Sustaining Capital Expenditure	12.6	5.5	14.6	12.8	6.0	51.6	1.6	53.2
(=)	Sustaining Cash Cost (Sold)	51.6	22.6	17.3	33.5	3.8	128.8	(1.4)	127.4
	Sustaining Cash Cost (Sold) (per ton)	1,700.7	3,459.0	635.2	2,619.1	886.9	1,587.1	0.0	1,570.4
(+)	Workers participation & Bonus	0.4	0.2	2.4	(0.2)	0.0	2.9		2.9
(+)	Royalties	0.4	0.3	0.0	0.4	0.3	1.5		1.5
(+)	Corporate G&A						0.0	30.7	30.7
(=)	AISC (Sold)						0.0		162.5
(=)	AISC (Sold)								2,003.3
(=)	AISC (Sold) in US$/lb								0.91

Earnings Release – 4Q20 and 2020

FY2020

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate &Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	147,990	25,177	96,198	35,734	10,389	315,488	0	315,488
(+)	COGS	80.2	50.2	311.1	135.9	58.7	636.2	(10.8)	625.4
(+)	On-site G&A	5.0	4.2	0.0	0.0	0.0	9.2	0.0	9.2
(-)	By-products revenue	(9.5)	(15.0)	(246.5)	(67.4)	(42.6)	(381.0)	15.9	(365.1)
(+)	Treatment Charges	122.1	15.6	56.0	25.4	7.0	226.2	0.0	226.2
(+)	Selling Expenses	0.7	1.9	3.0	0.4	0.3	6.3	0.0	6.3
(-)	Depreciation, amortization and depletion	(15.8)	(10.0)	(94.6)	(27.8)	(10.5)	(158.7)	(1.3)	(160.0)
(-)	Royalties	(2.0)	(1.6)	0.0	(0.7)	(0.3)	(4.6)	0.0	(4.6)
(-)	Workers participation & Bonus	(1.3)	(0.8)	(6.0)	(0.7)	(0.5)	(9.3)	0.0	(9.3)
(+)	Others	(4.7)	(1.2)	(23.9)	(17.2)	(11.9)	(58.9)	0.0	(58.9)
(=)	Cash Cost (Sold)	174.7	43.5	(0.8)	47.8	0.2	265.4	3.8	269.2
	Cash Cost (Sold) (per ton)	1,180.6	1,726.9	(8.7)	1,338.0	17.8	841.1	0.0	853.2
(+)	Sustaining Capital Expenditure	24.6	7.4	27.7	12.9	15.3	87.9	(10.9)	77.1
(=)	Sustaining Cash Cost (Sold)	199.4	50.9	26.8	60.8	15.5	353.3	(7.0)	346.2
	Sustaining Cash Cost (Sold) (per ton)	1,347.1	2,020.2	279.0	1,700.3	1,487.9	1,119.8	0.0	1,097.5
(+)	Workers participation & Bonus	1.3	0.8	6.0	0.7	0.5	9.3		9.3
(+)	Royalties	2.0	1.6	0.0	1.2	0.4	5.1		5.1
(+)	Corporate G&A							52.4	52.4
(=)	AISC (Sold)								413.1
(=)	AISC (Sold)								1,309.5
(=)	AISC (Sold) in US$/lb								0.59

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness in the Peruvian mines of US$48.1 million (or US$0.07/lb) in 2020. Cerro Lindo: US$23.5 million; Atacocha: US$11.8 million; El Porvenir: US$12.8 million.

Earnings Release – 4Q20 and 2020

FY2019

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	139,041	24,354	125,153	54,725	16,360	359,633	0	359,633
(+)	COGS	90.9	62.6	369.3	171.6	112.3	806.7	(1.7)	805.1
(+)	On-site G&A	8.6	7.3	0.0	0.0	0.0	15.9	0.0	15.9
(-)	By-products revenue	(6.4)	(19.2)	(270.5)	(84.6)	(70.8)	(451.5)	(0.3)	(451.7)
(+)	Treatment Charges	93.7	12.9	60.5	31.7	9.4	208.2	0.0	208.2
(+)	Selling Expenses	0.3	1.7	3.0	0.7	0.5	6.1	0.0	6.1
(-)	Depreciation, amortization and depletion	(22.6)	(11.7)	(107.7)	(43.9)	(30.4)	(216.4)	(1.4)	(217.9)
(-)	Royalties	(1.7)	(1.5)	0.0	0.0	0.0	(3.2)	(3.1)	(6.3)
(-)	Workers participation & Bonus	(1.8)	(0.9)	(8.5)	(1.9)	(0.5)	(13.6)	0.0	(13.6)
(+)	Others	(2.6)	(0.7)	(1.5)	1.5	(3.2)	(6.5)	0.0	(6.5)
(=)	Cash Cost (Sold)	158.3	50.6	44.6	75.1	17.2	345.8	(6.5)	339.3
	Cash Cost (Sold) (per ton)	1,138.5	2,076.7	356.0	1,372.9	1,052.0	961.5	0.0	943.5
(+)	Sustaining Capital Expenditure	42.7	12.8	50.5	32.9	11.8	150.8	3.7	154.5
(=)	Sustaining Cash Cost (Sold)	201.0	63.4	95.1	108.1	29.0	496.5	(2.8)	493.8
	Sustaining Cash Cost (Sold) (per ton)	1,445.7	2,604.1	759.5	1,975.0	1,770.3	1,380.7	0.0	1,373.0
(+)	Workers participation & Bonus	1.8	0.9	8.5	1.9	0.5	13.6	0.0	13.6
(+)	Royalties	1.7	1.5	0.0	1.7	1.0	5.9	0.0	5.9
(+)	Corporate G&A							90.5	90.5
(=)	AISC (Sold)								603.8
(=)	AISC (Sold)								1,678.8
(=)	AISC (Sold) in US$/lb								0.76

Earnings Release – 4Q20 and 2020

All-in Sustaining Cost – Smelting (2)

4Q20

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	51,056	20,748	87,368	159,172		159,172
(+)	COGS	113.0	52.9	231.9	397.8	(0.8)	397.0
(-)	Cost of freight	(2.4)	(0.7)	(10.2)	(13.3)		(13.3)
(+)	On-site G&A	1.3	1.0	4.5	6.8	0.0	6.8
(-)	Depreciation, amortization and depletion	(2.9)	(2.7)	(13.8)	(19.3)		(19.3)
(-)	By-products revenue	(3.2)	(6.4)	(28.3)	(37.9)		(37.9)
(-)	Workers participation & Bonus	(0.5)	(0.4)	(3.3)	(4.2)		(4.2)
(+)	Others	(3.2)	(1.8)		(5.0)		(5.0)
(=)	Cash Cost (Sold)	102.1	41.9	180.9	324.8	(0.8)	324.0
	Cash Cost (Sold) (per ton)	1,998.9	2,018.6	2,070.1	2,040.6		2,035.5
(+)	Non-Expansion Capital Expenditure	4.3	2.5	1.2	8.0	(2.3)	5.7
(=)	Sustaining Cash Cost (Sold)	106.4	44.3	182.0	332.8	(3.1)	329.7
	Sustaining Cash Cost (Sold) (per ton)	2,083.9	2,137.0	2,083.5	2,090.6		2,071.4
(+)	Workers participation & Bonus	0.5	0.4	3.3	4.2		4.2
(+)	Corporate G&A					9.0	9.0
(=)	AISC (Sold)						342.8
(=)	AISC (Sold) (per ton)						2,154.0
(=)	AISC (Sold) in c/lb						0.98

Earnings Release – 4Q20 and 2020

4Q19

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	49,886	21,882	87,529	159,296	0	159,296
(+)	COGS	109.0	57.8	219.7	386.5	0.0	386.5
(-)	Cost of freight	(2.3)	(1.3)	(10.4)	(14.0)	0.0	(14.0)
(+)	On-site G&A	1.2	1.3	4.0	6.5	0.0	6.5
(-)	Depreciation, amortization and depletion	(4.6)	(3.7)	(15.3)	(23.6)	0.0	(23.6)
(-)	By-products revenue	(3.1)	(4.5)	(29.8)	(37.3)	0.0	(37.3)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(1.9)	(2.6)	0.0	(2.6)
(+)	Others	(1.9)	(1.1)	0.0	(3.0)	0.0	(3.0)
(=)	Cash Cost (Sold)	97.9	48.2	166.3	312.5	0.0	312.5
	Cash Cost (Sold) (per ton)	1,963.0	2,204.5	1,900.2	1,961.7		1,961.8
(+)	Non-Expansion Capital Expenditure	10.6	7.0	7.2	24.8	2.3	27.1
(=)	Sustaining Cash Cost (Sold)	108.5	55.3	173.6	337.3	2.3	339.6
	Sustaining Cash Cost (Sold) (per ton)	2,174.7	2,526.6	1,982.9	2,117.6	0.0	2,132.0
(+)	Workers participation & Bonus	0.3	0.3	1.9	2.6	0.0	2.6
(+)	Corporate G&A					24.4	24.4
(=)	AISC (Sold)						366.6
(=)	AISC (Sold) (per ton)						2,301.3
(=)	AISC (Sold) in c/lb						1.04

Earnings Release – 4Q20 and 2020

FY2020

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	196,327	77,965	302,495	576,788	0	576,788
(+)	COGS	363.9	187.3	739.8	1,291.0	(3.2)	1,287.9
(-)	Cost of freight	(10.1)	(2.8)	(34.9)	(47.8)	0.0	(47.8)
(+)	On-site G&A	4.8	4.0	18.5	27.4	0.0	27.4
(-)	Depreciation, amortization and depletion	(14.5)	(11.7)	(56.4)	(82.7)	0.0	(82.7)
(-)	By-products revenue	(14.6)	(18.0)	(83.9)	(116.5)	2.4	(114.1)
(-)	Workers participation & Bonus	(1.2)	(1.0)	(7.6)	(9.7)	0.0	(9.7)
(+)	Others	(12.1)	(8.5)	(8.0)	(28.6)	0.0	(28.6)
(=)	Cash Cost (Sold)	316.2	149.3	567.6	1,033.1	(0.8)	1,032.3
	Cash Cost (Sold) (per ton)	1,610.4	1,915.4	1,876.4	1,791.1		1,789.8
(+)	Non-Expansion Capital Expenditure	18.1	9.8	15.6	43.5	(5.8)	37.7
(=)	Sustaining Cash Cost (Sold)	334.3	159.1	583.2	1,076.6	(6.6)	1,070.0
	Sustaining Cash Cost (Sold) (per ton)	1,702.6	2,041.0	1,927.9	1,866.5		1,855.1
(+)	Workers participation & Bonus	1.2	1.0	7.6	9.7	0.0	9.7
(+)	Corporate G&A	0.0	0.0	0.0	0.0	32.8	32.8
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	1,112.5
(=)	AISC (Sold) (per ton)						1,928.7
(=)	AISC (Sold) in c/lb						0.87

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness in Cajamarquilla smelter of US$8.0 million and Juiz de Fora smelter of US$1.5 million.

Earnings Release – 4Q20 and 2020

FY2019

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	186,482	85,411	340,293	612,185	0	612,185
(+)	COGS	456.5	242.3	956.3	1,655.1	0.0	1,655.1
(-)	Cost of freight	(11.0)	(4.0)	(40.4)	(55.4)	0.0	(55.4)
(+)	On-site G&A	5.3	5.0	16.0	26.3	0.2	26.5
(-)	Depreciation, amortization and depletion	(19.1)	(15.1)	(63.8)	(98.0)	0.0	(98.0)
(-)	By-products revenue	(12.6)	(19.1)	(108.9)	(140.6)	0.0	(140.6)
(-)	Workers participation & Bonus	(1.7)	(1.2)	(3.8)	(6.6)	(0.0)	(6.6)
(+)	Others	(8.0)	(4.5)	0.0	(12.5)	0.0	(12.5)
(=)	Cash Cost (Sold)	409.4	203.5	755.4	1,368.3	0.2	1,368.5
	Cash Cost (Sold) (per ton)	2,195.6	2,382.1	2,219.9	2,235.1		2,235.4
(+)	Non-Expansion Capital Expenditure	26.9	18.7	18.2	63.8	3.8	67.6
(=)	Sustaining Cash Cost (Sold)	436.3	222.1	773.6	1,432.1	4.0	1,436.1
	Sustaining Cash Cost (Sold) (per ton)	2,339.8	2,600.9	2,273.4	2,339.3	0.0	2,345.9
(+)	Workers participation & Bonus	1.7	1.2	3.8	6.6	0.0	6.6
(+)	Corporate G&A					58.5	58.5
(=)	AISC (Sold)					0.0	1,501.2
(=)	AISC (Sold) (per ton)						2,452.2
(=)	AISC (Sold) in c/lb						1.11